02028949

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austrian Airlines Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL P

FILE NO. 82- 4970 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 5/10/02

the value of quality.

AR/S
12-31-01

02 MAY -9 AM 10:15

Annual Report 2001

Rule 12g3-2(b) File No. 82-4970

AUSTRIAN AIRLINES GROUP

Group Structure


AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG
AUSTRIAN AIRLINES LEASE AND FINANCE COMPANY LIMITED[1]
AUA Beteiligungen Gesellschaft m.b.H.[2]
99 %
10.8 %
100 %
100 %
AUA Versicherungs Service Gesellschaft m.b.H.
AVICON Aviation Consult Gesellschaft m.b.H.
100 %
25 %
100 %
60 %
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.
Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.
100 %
25 %
33.3 %
35 %
Wiener Börse AG
Star Alliance Services GmbH
17.5 %
65 %
2.9 %
8.3 %

▭ Airlines ▭ Tourism / Sales ▭ Financial and Insurance Services ▭ Other Services

As of April 2002

1 The Austrian Airlines Lease and Finance Company holds shares in Polygon Group Ltd. and Pentagram Holdings Ltd.
2 The AUA Beteiligungen GmbH holds, furthermore, shares in Austrian Airtransport Österreichische Flugbetriebsgesellschaft mbH, Travidata Inc., Travidata (UK) Ltd., Austrian Holidays Ltd., Österreichische Luftfahrtschule Aviation TRAINING CENTER Austria GmbH, ACS Aircontainer Services GmbH, Austrian Airlines Airport Retail Company Handelsgesellschaft mbH, OPODO Ltd. and AeroXchange Ltd.
3 GTT Holding GmbH, which is owned 25 % by AUA Beteiligungen GmbH, holds 100 % of the shares.
4 UIA Beteiligungsgesellschaft mbH, in which Austrian Airlines Beteiligungen GmbH holds a 77,8 % stake, holds 22.5 % of the shares.

Key Figures

Business Performance (IAS)		2001	2000 [1]	2000 incl. Lauda Air [2]	1999 [3]
Flight revenue	EURm	1,910.1	1,526.9	1,913.0	1,329.3
Operating revenue [4]	EURm	2,171.8	1,967.9	2,380.5	1,539.8
EBIT	EURm	−88.9	83.8	76.9	18.9
Operating cash flow	EURm	49.1	326.7	–	265.2
Shareholders' equity 31 December	EURm	529.1	698.6	–	661.8
Investments and downpayments	EURm	440.9	755.1	–	656.0
Personnel (Average)		7,946	7,725	–	7,534
Capital market figures					
Reuters code		AUAV.VI			
P/E ratio 31 December		–	7.9	–	13.7
Earnings per share	EUR	−4.88	1.56	–	1.37
Dividend [5]	EUR	0.00	0.30	–	0.51
Market capitalisation 31 December	EURm	265.2	418.2	–	639.2
Traffic statistics (scheduled and charter services)					
Passengers carried [6]	(000)	8,850.7	8,445.6	–	8,030.8
of which on scheduled flights	(000)	7,177.8	6,892.3	–	6,538.7
Passenger load factor [7] (scheduled services)	%	68.6	68.7	–	66.7
Available tonne kilometers per employee [8]	(000)	360.4	372.3	–	355.1
Aircraft		90	92	–	87

1 Lauda Air considered at equity from January to October inclusive, and fully consolidated from November onwards. Personnel and traffic statistics include Lauda Air for the entire year.
2 Business performance: Lauda Air considered as fully consolidated for full financial year for comparison only.
3 IAS values for 1999 have been established for comparison only. Personnel and traffic statistics include Lauda Air.
4 Operating revenue: total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues.
5 Dividend for 2001: proposal to Annual General Meeting.
6 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
7 Passenger load factor: available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK).
8 Available tonne kilometers per employee: weight capacity available on scheduled services in tonnes times distance travelled per airline employee (yearly average).

Table of Contents

Annual Report 2001

Austrian Airlines Group

Who we Are

With its four airlines of **Austrian Airlines, Lauda Air, Tyrolean Airways** and **Rheintalflug,** the Austrian Airlines Group unifies the entire Austrian aviation market in a dynamic and quality-oriented corporation.

Working in line with the demands of our customers, we cover **all segments of the aviation industry** – from scheduled and charter traffic through to cargo. In Austria, our domestic market, we are the **market leader**. Approximately 60% of all passengers leaving from our home airport of Vienna take a flight with an Austrian Airlines Group company.

Since March 2000, we have been a member of the **Star Alliance**, the world's largest and most successful global airline alliance. Together with our partners in the Alliance, we offer our customers connections to over 700 cities in around 130 countries, as well as access to some 500 airport lounges worldwide.

As a **listed company** with operating revenues of around EUR 2.2 billion annually and some 8,000 employees, we are an **important economic factor** within Austria. The major shareholder in Austrian Airlines is ÖIAG, the state holding company of the Republic of Austria, which holds 39.7 % of the shares. The remaining shares are held by institutional and private investors.

We are committed to provide our shareholders with **long-term commercial success. Value orientation** therefore is the key to our new corporate strategy, and we have adopted the annual improvement in Cash Value Added (CVA) and Return on Total Gross Assets (ROTGA) as our definitive benchmarks.

Our strengths lie in our **outstanding product quality,** above all the **friendly service and first-class levels of comfort** for which we are renowned. With an average age of just 4.9 years, the aircraft of the **young, highly modern fleet** of the Austrian Airlines Group meet the strictest safety requirements and guarantee our passengers the highest levels of comfort. Our **home airport of Vienna** – distinguished by its minimum transfer time, which at 25 minutes is the shortest in Europe – enables our customers to make rapid and comfortable connections. The quality of our product is highly appreciated by our customers and emphatically confirmed by **numerous international awards.**

We offer our **highly qualified and motivated employees** attractive working conditions. An awareness of personal responsibility, customer and performance orientation, independent initiative and entrepreneurial action in the interest of the company are the central strengths that are expected, promoted and appropriately rewarded.

Our Vision The Austrian Airlines Group is an independent, competitively oriented Austrian group of airlines, which – by making full use of its own strengths and those of the Star Alliance – stands for quality and profitability.

Our Mission We want to be the airline of choice for business and tourist travellers in Austria and Central and Eastern Europe. We are developing Vienna into the most efficient and competitive connecting hub for passengers travelling to and from relevant markets. In addition to this, we are a quality partner in cargo traffic.

Highlights

Negative business trend in 2001

- Structural flaws have negative effect on corporate development
- Terrorist attacks of 11 September worsen crisis in international aviation industry
- Short-term measures: route closures, production and price adjustments, drastic cost reductions
- Production reduced by 1.8 %
- Traffic performance: – 1.8 %
- EBITDAR: down to EUR 219.6m from EUR 393.1m
- Profit before tax: down to EUR –164.1m from EUR 41.0m

Restructuring/strategic reorientation

- New Board of Management at Austrian Airlines
- Revised Group strategy – value orientation as core objective
- Fast elimination of weaknesses as basis for offensive market approach
- Production Company Concept - clear separation of business segments within the Group
- Optimisation of network management – concentration on local traffic and West-East transfer
- Drastic cuts in personnel expenses
- Reduction in investments

A Word from the Board of Management

Dear Shareholder,

For the Austrian Airlines Group, 2001 was a year of decisive turning points. While characterised by serious losses, the year also saw the beginnings of an extensive strategic reorientation – a shift we expect to lead the Group out of the worldwide crisis of the aviation industry.

Thanking our customers and employees.

We would like to express our gratitude to customers for their strong belief in the Austrian Airlines Group during a difficult period. The turnaround that we are working on will succeed because of the loyalty they show. We would also like to thank all employees of the Group for the warm reception they have offered to the new Board of Management and for their support in the months following 11 September.

Negative development in 2001

Actually, the development of the Austrian Airlines Group was negative from the beginning of 2001. This was due to the insufficient economic viability of individual routes and the fleet overall. This negative tendency worsened from spring onwards against the background of the weakening economy and resulting falls in demand.

Deterioration after 11 September

The terrorist attacks of 11 September, therefore, impacted upon the Austrian Airlines Group at a time when it was already in a position that required serious restructuring, and thus only further accentuated the company's difficulties.



The new Board of Management: Bunger, Sonnberger, Kleibl, Bock (from left to right)

International aviation industry undergoing crisis

International aviation is currently undergoing a crisis of a magnitude that has hardly been seen in its history. The seriousness of the situation was made particularly clear by the insolvencies at Swissair and Sabena. Demand for air travel has fallen dramatically worldwide, and we estimate that the Austrian Airlines Group has lost the equivalent of around two years growth as a direct result. At the same time, costs have soared. However, even while many factors in the Group's development remain difficult to assess, we continue to view the future positively.

Radical change

The current situation demands radical change and fundamentally new approaches on the part of both the Austrian Airlines Group and its employees. The primary goal of our new strategy is to achieve lasting increases in value on the capital employed in our business within the foreseeable future. To make that happen, it is first necessary to reduce fixed and variable costs permanently and to improve the balance sheet structure of the Group. Above all, we must actively take advantage of market opportunities. With our attractive product range, acknowledged high level of service quality and incorporation within the Star Alliance, we are extremely well positioned to achieve this.

New strategic concept

We must now concentrate all our efforts on the implementation of our new strategic concept. By far our most valuable resources in this process of change are the employees of the Austrian Airlines Group. Having the relevant industry know-how and qualifications, they are required – within clearly allocated responsibilities - to think and act rapidly, consistently and in a focussed manner. By so doing, they make an invaluable contribution to change and future value growth. Working together on the basis of a new corporate culture – shaped by mutual respect, openness, trust and willingness to change – we must use every opportunity to secure our future as an independent airline.

Entrepreneurial approach

Future as an independent airline

We are still at the beginning of a long road, one that offers every one of our employees the opportunity to take an active part in shaping our Group and it's future. Only those airlines that succeed in retaining a strong market position, streamlined cost structure and incorporation into solid alliances will be able to benefit from renewed growth. The Austrian Airlines Group will be among those airlines.

Vagn Soerensen

Walter Bock

Josef Burger

Thomas Kleibl

Corporate Bodies

Supervisory Board

- **Johannes Ditz**, Chairman, Managing Director (ret.), ÖIAG
- **Herbert Koch,** First Deputy Chairman, Executive Partner, Kika-Möbel-HandelsGmbH and Managing Director, Leiner (since 9 March 2001)
- **Alfred Ötsch,** Second Deputy Chairman, Member of the Board of Management, Siemens AG (since 9 March 2001)
- **Alain D. Bandle,** (since 9 March 2001)
- **Martine Dornier-Tiefenthaler,** Lawyer (since 9 March 2001)
- **Helmut Elsner,** Managing Director, Bank für Arbeit und Wirtschaft AG
- **Karl Heinz Muhr,** Chairman of Board of Management and member of Administrative Board, KM Management (since 9 March 2001)
- **Gerhard Randa,** Managing Director, Bank Austria AG
- **Walter Rothensteiner,** Managing Director, Raiffeisen Zentralbank AG
- **Erhard Schaschl,** Managing Director (ret.), Wienerberger AG (since 9 March 2001)

Members of the Supervisory Board retired in the report period

- **Rudolf Streicher** (until 25 January 2001)
- **Siegfried Ludwig** (until 15 February 2001)
- **Philippe Bruggisser** (until 9 March 2001)
- **Karl Hollweger** (until 9 March 2001)
- **Beppo Mauhart** (until 9 March 2001)
- **Helmut Mayr** (until 9 March 2001)
- **Maximilian Schachinger** (until 9 March 2001)
- **Paul Senger-Weiss** (until 9 March 2001)

The following employees were appointed by the Austrian Airlines Staff Council in accordance with § 110 of the Austrian Employment Act to serve as the staff representatives on the Supervisory Board

- **Gerald Amsüss** (until 17 July 2001)
- **Robert Beichl** (until 18 October 2001)
- **Thomas Häringer**
- **Peter Jakadofsky** (until 17 July 2001)
- **Alfred Junghans** (since 18 October 2001)
- **Rudolf Novak** (since 17 July 2001)
- **Franz Pennauer** (since 8 February 2001)
- **Albin Schwarz** (until 17 July 2001)
- **Ulrich Sedlaczek** (since 17 July 2001)

In accordance with § 141 of the Austrian Aviation Act, the Austrian Civil Aviation Authority was represented on the Supervisory Board by

- **Karl Prachner**

Board of Management

- **Vagn Soerensen** – Chief Executive Officer (CEO)
  Strategy, Communications, Human Resources and Organisation (since 1 October 2001)
- **Thomas Kleibl** – Chief Financial Officer (CFO)
  Corporate Finance, IT, Purchasing (since 1 October 2001)
- **Walter Bock** – Chief Operations Officer (COO)
  Flight Operations, Engineering, Maintenance (since 15 October 2001)
- **Josef Burger** – Chief Commercial Officer (CCO)
  Network, Sales, Marketing, Cargo (since 15 October 2001)

- **Herbert Bammer** (until 14 October 2001)
- **Mario Rehulka** (until 14 October 2001)

Executive Vice Presidents

- **Walter Bock,** Flight Operations (until 14 October 2001)
- **Hans Lob,** Human Resources and Organisation
- **Fritz Otti,** Corporate Finance (until 30 September 2001), Austrian Airlines Subsidiaries, Corporate Strategy and Corporate Projects (since 15 October 2001)
- **Wolfgang Prock-Schauer,** Network Management and Corporate Planning
- **Rainer Walther,** Passenger System

boundless.

value's in the
A wealth of attracti... nations around the world ... with our Star Alliance partners.

Value Orientation as Core Objective – the New Group Strategy

With its new Group strategy, the central requirement of which is the absolute value orientation of all activities, the Austrian Airlines Group will make active and consistent use of its market opportunities following the correction of structural deficits. By so doing, the Group will also overcome the negative consequences of the terrorist attacks of 11 September. Working from its highly favourable market position, the Group will concentrate on achieving drastic cost reduction and developing two quite specific market niches. These are West-East transfer, in which the company already enjoys a leading position, and the expansion of profitable flights from and to Austria itself. This will be supported by membership of the Star Alliance, the efficiency of the Vienna hub and a clear allocation of competences through the Production Company Concept.

New management launches strategic reorientation

Changed environment

With consideration to changed external conditions both at the Austrian Airlines Group and in the airline industry as a whole, the new Board of Management initiated a fundamental strategic reorientation of the Group in autumn 2001. If a revision of strategy had already become necessary due to underlying structural weaknesses at the company – a lack of economic viability on individual routes and for the fleet as a whole, and too high a cost base – the process was accelerated by the terrorist attacks in the USA.

Structural weaknesses

Under the new strategy, the so-called parent company concept was abolished and subsequently replaced by the Production Company Concept. This new concept states that, in future, duties and responsibilities within the Group should be clearly allocated according to functional rather than corporate units (see below).

Difficult market and industry environment – far-reaching structural change

Slump in demand

The events of September 11 triggered a dramatic slump in demand worldwide that hit the high-yield Business Class segment particularly hard. Price sensitivity in air travel has also increased considerably in this environment.

Worldwide job and capacity cuts

A return to growth is expected in the medium term following general economic recovery. Irrespective of this forecast, however, the international aviation industry – which was already experiencing difficulty before the terrorist attacks – has been forced to make far-reaching structural changes. The number of job cuts worldwide is now approaching 200,000, while over 800 aircraft have been grounded and the insolvencies at Sabena and Swissair have put the industry in an entirely new light.

Comprehensive strategic process across the entire Group

Analysis of strengths and weaknesses

This environment also required a revision of the strategy at the Austrian Airlines Group, whose results had failed to meet expectations by far despite a series of immediate measures. As part of a broadly based project, the Group's current position and strategic options were examined in detail. As well as analysing external conditions for future activities of the Austrian Airlines Group, the project looked at the Group's inherent strengths and weaknesses.

Outstanding product

In fact, the positioning of the Group displays a number of important positive aspects. It can boast of outstanding product and service quality, a young fleet, an attractive route network, membership of the Star Alliance and 60 % market share at its highly efficient hub of Vienna Airport.

Enhancement of market position

The strongest opportunities for the Austrian Airlines Group lie in expanding its market position. The Group is currently market leader on only four of the 15 busiest routes from and to Austria. Its market share of the profitable long haul destinations from and to Vienna is also relatively low.

Demanding Aviation Business

The aviation business differs fundamentally from others, and is subject to relatively severe external conditions:

- **Highly cyclical demand** as a result of the above-average dependency of air travel on economic growth – demand fluctuates around twice as strongly as the level of overall economic activity
- **Intense competition,** which is increasingly shifting from individual airlines to alliances and that is currently distorted by government intervention
- **Tight profit margins** and sales prices with a tendency to fall

In this highly specific market, two factors above all are crucial for corporate success:

- An **attractive product** based on dense networks, efficient hubs and unconditional customer-orientation
- Strict **revenue and cost management**

The prime weaknesses of the Austrian Airlines Group were identified as a lack of cost and revenue awareness, a neglect of point-to-point traffic and an overemphasis on unprofitable long haul operations.

Clear objectives – value orientation as sound basis for the future

Eight core strategic areas

The new strategy of the Austrian Airlines Group was subsequently formulated on the basis of clear objectives as to the vision and mission of the Group. It includes a total of eight fields of action and strategic areas. The binding core element of these is the consistent value orientation of all the activities of the Group.

The core elements of the new strategy are:

Value orientation as fundamental objective

- Absolute **value orientation** is a fundamental requirement and central to all our considerations. Profitable corporate activities must be consistently promoted, while those making a loss must be terminated. The aim of this is to achieve an above-average increase in value in comparison to competitors in the medium term. All subsidiaries will be critically examined for their contribution to Group results and sold if necessary.


8
Core competences
2
Focus on business segments
7
Alliance strategy
1
Value orientation
3
Network and market strategy
6
Communications strategy
4
Customer positioning
5
Employee strategy

Production Company Concept

- Individual **business segments** will be clearly defined and allocated to the airlines of the Group according to the Production Company Concept. This guarantees the clear division of responsibilities, and above all an objective measurement of the result contribution and the achievement of set goals. Austrian Airlines will bear commercial responsibility for scheduled services and cargo, using aircraft with 80 seats and above to provide these services. Tyrolean Airways and Rheintalflug will cover regional traffic using aircraft with up to 80 seats. Lauda Air will be responsible for charter traffic and the production of selected long haul routes for scheduled services of Austrian Airlines.

Our Vision The Austrian Airlines Group is an independent, competitively oriented Austrian group of airlines, which – by making full use of its own strengths and those of the Star Alliance – stands for quality and profitability.

Our Mission We want to be the airline of choice for business and tourist travellers in Austria and Central and Eastern Europe. We are developing Vienna into the most efficient and competitive connecting hub for passengers travelling to and from relevant markets. In addition to this, we are a quality partner in cargo traffic.

Niche strategy

- The **market strategy** of the Austrian Airlines Group will concentrate on two niche markets in particular: Firstly, as diverse and dense a product range of services from and to Austria and of domestic flights as possible. Secondly, the already well-established West-East transfer. Particularly in the latter segment, the Group's strong position should be maintained. It is also planned to increase frequencies to strengthen profitable flights from and to Austria – as has happened recently on the routes to Zurich and Brussels – and to introduce new destinations. The long haul product via the Vienna hub should be focused more strongly on the support of West-East traffic using Star Alliance hubs. Charter business will also be strengthened further by targeted expansion into third markets. Since autumn, for example, charter services have also been available ex Zurich.

Intensifying co-operations

- Through its integration into the **strong Star Alliance grouping and co-operation agreements** with other partners, the Austrian Airlines Group will reach a critical mass, especially in areas such as Network, Distribution and Sales, which will have the effect of minimising costs and increasing revenues. There are numerous examples of the Group's highly successful policy of co-operation. Since 2000, traffic to Germany has been operated by a joint venture with Lufthansa. Code sharing with United Airlines is to be increased on internal US destinations. On routes to Japan, the Group's co-operation with ANA will also be expanded by Austrian Airlines taking over an additional service to Tokyo.

Consistent implementation – ambitious short- and medium-term goals

New benchmarks

The Austrian Airlines Group has set itself ambitious goals for the implementation of this strategy. In commercial terms, these include achieving an equity ratio of 20 % or reducing unit costs by 10 %. The Cash Value Added (CVA) should be significantly and regularly improved compared to the previous year by means of a noticeable increase in the ROTGA. The ROTGA should reach a value above 8 % in 2002, and the CVA should increase by a clear EUR 110m. The Group also aims to ensure that Austrian Airlines shares outperform the MSCI Europe Airlines Index by 3 % over a period of three years.

In the service area – apart from maintaining the high levels of product quality, punctuality, reliability and customer satisfaction – the Group is working hard to increase turnover in the high-yield segments (Business Class and full-fare Economy Class).

In terms of the market position of the Group, market share at Vienna Airport should be increased to 65 %. The Group continues to strive to win market leadership on 12 of the 15 most important regional routes from and to Austria, and would like to improve its load factors further still. Finally, revenues from ticket sales by Star Alliance partners should be doubled by 2005.

The Star Alliance

Austrian Airlines Group member since March 2000

As part of its ongoing effort to offer customers an even better network and more comfortable transport anywhere in the world, the Austrian Airlines Group joined the Star Alliance on 26 March 2000. By so doing, the Group made a fundamental improvement to its international route network.

By its nature, an airline's network determines certain fundamental aspects for passengers. These include, amongst others, possible destinations on the network, journey time and the availability of connecting flights. A dense network of destinations offering frequent connecting flights and short transfer times therefore represents an essential competitive advantage in today's market.

The world's largest airline alliance

AIR CANADA
AIR NEW ZEALAND
ANA
AUSTRIAN AIRLINES
bmi
Lauda
Lufthansa
MEXICANA
Scandinavian Airlines
SINGAPORE AIRLINES
Thai
tyrolean
UNITED
VARIG

Founded in 1997, the Star Alliance currently includes 15 renowned international airlines, making it the largest such alliance of airlines in the world today. The airlines of the Star Alliance operate some 11,000 flights every day, serving around 730 destinations in some 130 countries around the world. Around 314,000 employees are responsible for the attractive product of the Star Alliance, with its strong orientation towards quality and customer service.

In addition to its dense worldwide route network, another huge asset to existing and potential customers is the Star Alliance's "Miles & More" frequent flyer programme. The companies of the Austrian Airlines Group joined this scheme when they became partners in the Alliance. "Miles & More" offers Group customers a wide range of attractive benefits. Customers can earn these by collecting miles on flights of Star Alliance partner airlines, or by using the services of partner hotels, car rental and credit card companies.

Global market leader

With 23 % market share of total turnover in world air traffic, the Star Alliance is currently by far the global market leader.

Market share in global air traffic

(turnover in %)



Star Alliance 23 %
Oneworld 14 %
Other 47 %
Sky Team 10 %
KLM/Northwest 6 %

Source: Airline Business 7/2001

In 2001, the Austrian Airlines Group generated around EUR 230m in revenues from ticket sales by Star Alliance partners. The Group is seeking to more than double this figure to EUR 470m until 2005.

Detailed information about the Miles & More frequent flyer programme is available from the Miles & More Service Centre in Vienna.
Phone: (+43) (0) 1 68 055 4411
Fax: (+43) (0) 1 68 055 4414
Internet: http://www.aua.com


forget

In Search of Excellence – First-Class Quality

Only those airlines with the ability to differentiate themselves from competitors by their high quality and attractive route network will benefit from future growth in the aviation market. Working from a strong starting position, the Austrian Airlines Group consistently strives to optimise its product further still – from service through to the expansion of its route network, with a special focus on destinations from and to Austria and in West-East transfer. Together with its partners in the Star Alliance, the Austrian Airlines Group today offers one of the most attractive ranges of destinations in the world.

Successful positioning in top quality segment

Ongoing improvement of high-quality product

In the past, the companies of the Austrian Airlines Group have succeeded in differentiating themselves from their peer group by their particularly high-value product. This has enabled them to establish themselves firmly as providers of top-quality. In order to consolidate and further strengthen this solid position, the Group will work even more consistently in future to make ongoing improvements to its service and to introduce new, more attractive product elements.

USP – quality

One of the central strengths of the Austrian Airlines Group is its above-average standard of quality. The key aspects to differentiation in this all-important area are Austrian hospitality, friendliness, reliability and attentive, personal service.

A number of features of the Austrian Airlines Group product play a particularly decisive role, and are well regarded by passengers around the world. These include:

On-time performance

- The quality of **in-flight service** on the aircraft of the Austrian Airlines Group has been in the "world premier league" for years. Our companies regularly occupy top positions in specific service rankings.
- In terms of **punctuality** – often a weak point in the airline industry – the Group has been amongst the leading companies in Europe for some years now. Following further improvement in the report period, the Austrian Airlines Group recently rose to take the prestigious third place amongst European airlines in terms of the punctuality of incoming flights.
- Rigorous **safety standards** and an average age of just 4.9 years make the fleet of the Austrian Airlines Group one of the safest and most reliable in the world.

USP – route network

Attractive range of destinations

An attractive range of destinations and an efficient, high-performance hub are also crucial factors in the success of a modern airline. In this area, too, the Austrian Airlines Group is extremely well positioned:

- Together with its partners in the Star Alliance, the Austrian Airlines Group offers a wide range of attractive **destinations** around the world. Star Alliance Airlines now serve approximately 730 destinations in around 130 different countries.
- Within its own route network, the Austrian Airlines Group concentrates on two specific **niche markets**: flights from and to Austria, and West-East transfer traffic. In the latter segment in particular, the Group enjoys a leading position in Europe. The Austrian Airlines Group now offers the greatest number of destinations in Eastern Europe of any Western European airline.
- **Vienna Airport** – which is the central hub of the Group – is another particularly important success factor of the Austrian Airlines Group. It offers the shortest minimum transfer time in Europe – just 25 minutes – and thus makes an essential contribution to the travelling comfort of passengers.

Vienna as an efficient hub

Top value in terms of customer satisfaction

Surveys confirm leading position

In order to gain sufficient feedback about levels of customer satisfaction, the Austrian Airlines Group conducts customer surveys on a regular basis. The Group also takes part in the Customer Satisfaction Surveys carried out by the Star Alliance on selected long-haul services.

These studies regularly produce outstanding results in all essential areas. On the scale of satisfaction, ranging from 1 (fair) to 10 (excellent), all the companies of the Group are international leaders, with overall rankings of 8 and higher. Safety and Reliability are consistently ranked highest (8 to 9), while the Austrian Airlines Group achieves valuations between 7 and 8 in areas such as Route Network and Customer Orientation. Any areas of potential improvement that do emerge in the various surveys are subsequently tackled by Project Managers with the responsibility and power to make the changes demanded.

relax.

Austrian Airlines Shares

Austrian Airlines shares could not avoid the negative trading environment around the world that prevailed in the report period. The airline sector suffered particularly badly in 2001, both from unfavourable economic trends and the terrorist attacks in the USA. Following the clear commitment to value orientation within the new Group strategy, however, the evaluation of Austrian Airlines by analysts has improved markedly. In future, the annual increase in Cash Value Added (CVA) and the ROTGA will serve as measures for value increase and an appropriate return on capital. A high level of transparency towards all target groups in the financial community also continues to be a central objective of the company.

Sharp price falls on stock exchanges worldwide

S&P, Nikkei and DAX suffer significant declines

Trends on international capital markets for much of 2001 were determined by weak economic data and disappointing interim results from numerous companies. This generally difficult economic situation worsened considerably following the terrorist attacks of 11 September. Airlines, aircraft manufacturers and the travel industry were particularly badly effected by the extraordinary developments of last autumn.

ATX: +6.2 %

Against this background, the standard indices also suffered significant declines in the past year. The S&P 500 (−12.1 %), Nikkei 225 (−23.5 %) and DAX (−19.8 %) all ended the year 2001 with considerable losses. The trend on the Austrian ATX was surprisingly positive, in fact; despite the generally negative environment, it ended the year up 6.2 %.

Airline shares also fell sharply

Strong adverse effect on airline sector

Depending on consumer confidence, airline shares are structurally cyclical, and strongly reflect wider economic change. Due to the slowdown of the economy worldwide, therefore, share prices of airlines fell generally in 2001. The attacks of 11 September also had catastrophic effects for the airline sector, impacting directly and immediately on the demand for air travel.

Austrian Airlines share price follows negative trend

Austrian Airlines shares: −36.5 %

Under these conditions, Austrian Airlines shares also reported a significant decline in the report year. Measured against the closing on 31 December 2000 (EUR 12.29), the share price in fact rose to EUR 16.52 on 23 February, but fell continually from that date onwards. In the immediate wake of the terrorist attacks, the share price collapsed to EUR 5.50. On 31 December 2001 the Austrian Airlines share price was EUR 7.80, representing a total fall of 36.5 %. The price has since recovered considerably, and was trading at EUR 10.30 as at 19 March.

Information on Austrian Airlines shares

Stock Exchange listing	Vienna (Introduction, 1988), Official Trading/ A-Segment, Prime Market since January 2002
Market Maker (Stock Exchange)	Bank Austria, Erste Bank, Raiffeisen Centrobank
Market Maker Futures and Options Market	Raiffeisen Centrobank
Reuters	AUAV.VI
Bloomberg	AAIR AV
Datastream	O:AUA
Futures and Options Market	AUA
ÖKB-WKN	062015

Improved evaluation by analysts

Austrian Airlines continues to receive strong interest from research analysts both at home and abroad. A range of notable international investment and brokerage firms published research about the company in the report period.

The recent research analysts' assessments are clearly more positive in their tone. All now work on the assumption of a positive corporate development in the medium term. The strategic reorientation of the Group is considered one successful criterion for a turnaround. This positive view was confirmed by recent stock purchases through international institutional investors.

Research on Austrian Airlines was published by:

Bank Austria
Bayerische Landesbank
Deutsche Bank
Erste Bank
HypoVereinsbank
Merrill Lynch
Raiffeisen Centrobank
Schroder Salomon Smith Barney

Austrian Airlines share price


EUR
20
15
10
5
0
EUR 12.55
2.10.2000
EUR 16.52
23.2.2001
EUR 10.30
19.3.2002
EUR 5.50
13.11.2001
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002

Value management as new core objective – increase in CVA and ROTGA as benchmarks

Added value for shareholders

The core objective of the Austrian Airlines Group is to create added value for its shareholders. To underline this commitment, the term "value orientation" has been placed at the heart of the new Group strategy (for details see page 8).

Shareholders in Austrian Airlines

Share capital: EUR 247.18m, 34m shares



ÖIAG 39.7 %
Free float 38.2 %
Air France 1.5 %
Austrian institutional investors (syndicate) 10.6 %
CSFB 10.0 %

In concrete terms, the Group is working to achieve a continuous, long-term increase in company value and an appropriate return on capital. An ongoing improvement in Cash Value Added (CVA) and the Return on Total Gross Assets (ROTGA) have been defined as measures for these two key objectives. By constantly increasing these two values, the Group also intends that Austrian Airlines shares outperform the MSCI Europe Airlines Index by 3 % over a period of three years.

MSCI Europe Airlines Index to be outperfomed

In the short term, the Group is committed to achieving a significant increase in the CVA of around EUR 110m on the basis of an improvement in the ROTGA of above 8 %.

Austrian Airlines shares compared to the MSCI Europe Airlines Index[1]

Indexed since 1.1.1995



250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
1.3.
MSCI Europe Airlines-Index
Austrian Airlines Shares

1 The MSCI Europe Airlines Index was calculated for the first time in January 1995. It includes Lufthansa, British Airways, Ryanair, Alitalia, Air France, SAS and KLM. Consideration of Total Shareholder Return (price gains and dividends).

Value management

	2001	2000 [1]	1999
ROE [2]	−26.7	6.0	4.2
ROCE [3]	−3.5	4.5	2.3

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 ROE: Profit before tax in relation to average shareholders'equity
3 ROCE: NOPAT (=EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items).

Dividend payment cancelled for 2001

Against the background of the clearly negative annual result, the Board of Management proposes not to pay a dividend for the financial year 2001. In the medium term, however, the turnaround will benefit shareholders also through the payment of appropriate dividends.

Austrian Airlines in the Prime Market of Vienna Stock Exchange from the start

Backing of Austrian financial market

As an Austrian company, Austrian Airlines continues to be committed to the Vienna Stock Exchange. The Group regularly expresses this in a number of ways, the more recent of which include its commitment to the "Capital Market Initiative Austria". Together with other companies listed on the Vienna Stock Exchange, Austrian Airlines supports the international positioning of Vienna as a financial centre.

Austrian Airlines shares traded in Prime Market

Since the beginning of 2002, Austrian Airlines shares have been listed in the Prime Market, the newly introduced quality segment of the Vienna Stock Exchange, thereby supporting the important initiative of the future-oriented re-segmentation of the Austrian stock market. An additional listing abroad is not currently planned.

Capital market figures

		2001	2000	1999
Earnings per share (according to ÖVFA method)	EUR	−4.88	1.56	1.37
Share price 31 December	EUR	7.8	12.3	18.8
Share price high	EUR	16.5	19.3	32.7
Share price low	EUR	5.5	10.0	17.7
P/E ratio 31 December [1]		–	7.9	13.7
P/CF ratio 31 December [2]		–	1.3	2.2
Market capitalisation 31 December	EURm	265.2	418.2	639.2
Turnover on Vienna Stock Exchange	EURm	207.7	171.6	295.9
Average daily turnover	EURm	1.18	0.70	1.19
Trading volume on Vienna Stock Exchange	Shares million	20.5	11.6	12.7
ATX weighting 31 December	%	1.5	2.0	2.9
Futures and Options Market	Contracts	27,385	13,891	n.a.
Dividend [3]	EUR	0.00	0.30	0.51

1 P/E ratio: price-earnings ratio: share price in relation to earnings per share
2 P/CF ratio: price-cash flow ratio: share price in relation to cash flow per share.
3 Dividend 2001: proposal to Annual General Meeting

De-listing of Lauda Air shares

Compulsory share offer by Austrian Airlines

Delisting on 20 August 2001

As part of the closer merging of the Austrian Airlines Group, Austrian Airlines made a compulsory share offer for the takeover of Lauda Air in spring 2001, leading to a further reduction in the already extremely low proportion of shares in free float. Lauda Air shares and participation certificates were subsequently delisted from the Vienna Stock Exchange at the end of trading on 20 August 2001. In the interest of the remaining private shareholders, however, off-the-floor trading was organised. At year-end 2001, Austrian Airlines held 99.0 % of shares and 96.5 % of participation certificates.

Austrian Airlines Investor Service intensified

Austrian Airlines continued to give high priority to providing the financial community with current and transparent information in the report period. The Austrian Airlines Group delivered continuous information by means of annual and interim reports and ad-hoc releases. The Group also offered a wealth of additional opportunities – including contact with international research analysts, roadshows and events for private shareholders – to gain an insight into developments within the company. We consider high levels of transparency and service towards all target groups in the financial community to be an obligation and welcome challenge for the future.

You can also find an extensive range of corporate information in the Investor Relations section of our website at http://www.aua.com

The Austrian Airlines Investor Relations Team, headed by Karl Knezourek, is more than happy to provide you with additional information at any time. Simply call ++43/5/1766-3642 or mail to **investor.relations@aua.com**

Annual Report Awards

Trend Business Magazine September 2001

1st place Business Reporting Category

Annual Report 2000 Austrian Airlines Group

Financial calender

Annual Results 2001	18 April 2002
Annual General Meeting Austrian Airlines AG	8 May 2002
Ex Dividend Day	14 May 2002
First Quarter Results	16 May 2002
Half-Year Results	20 August 2002
Third Quarter Results	19 November 2002
Preliminary Results 2002 / Forecast 2003	12 December 2002

state of the art.



Management Report

Affected by structural weaknesses, the worldwide slowdown in demand for airline services and the terrorist attacks of 11 September, the Austrian Airlines Group experienced a disappointing development in 2001. Despite comprehensive and immediate measures, it proved impossible to make up operating losses, which were particularly striking in the fourth quarter. At EUR 219.6m, EBITDAR fell by a total of 44.1 %, while the EBIT of EUR −88.9m is also sharply down on the previous year's figure. Balance sheet ratios also worsened considerably, essentially due to a fall in the equity ratio and a corresponding rise in the net gearing. The new Board of Management of the Group has already introduced extensive measures with respect to the situation.

Global dip in economic cycle

Slump in economy

The terrorist attacks of 11 September impacted upon the world economy at an extremely vulnerable point of time, with both the USA and Europe already on the brink of recession before the attacks. Overall, the year 2001 witnessed a slump in the economic cycle that forced growth rates in Austria and other OECD countries down below 1 %.

Recovery to start in summer 2002

The current consensus is that a lasting economic recovery will set in from around the middle of 2002 – stimulated by interest rate cuts by the Federal Reserve and the European Central Bank.

Traffic stagnates due to falling demand

Corresponding with the global economic trend, worldwide demand for air travel was dipping sharply from the second quarter of 2001 onwards. The terrorist attacks on 11 September served to accentuate this downward trend still further.

The generally negative environment also had an effect on the traffic statistics of the Austrian Airlines Group. While the total number of passengers carried by the Group in 2001 actually slightly exceeded the figure for the preceding year, revenue passenger kilometers (kilometers "sold" on scheduled services) declined by 1.8 %. Long haul traffic experienced particularly sharp falls after 11 September.

Passenger kilometers: −1,8 %

Despite the collapse in demand, the Group succeeded in keeping the passenger load factor, indicator for capacity utilisation on scheduled services, constant at 68.6 % by introducing immediate production cutbacks. These included, for example, the discontinuation of flights to Miami, Chicago and Toronto.

Passenger load factor constant at 68.6 %

Annual statement of accounts according to IAS and changes in the scope of consolidation

In 2001, the Annual Statement of Accounts of the Austrian Airlines Group was prepared in accordance with International Accounting Standards (IAS). In the interests of better international comparability, the Group introduced IAS in its reporting last year. Please refer to the chapter "Segments" on page 28 for details of the different business areas (segments). In the Consolidated Financial Statements, Lauda Air – previously included at equity – has been fully consolidated since November 2000. Rheintalflug, newly acquired in the report period, has been fully consolidated since 2001. Due to the initial full consolidation of Lauda Air in November 2000, a comparison between the financial years 2000 and 2001 has only limited meaning. Hence, pro forma values adjusted to account for this consolidation effect are also provided for 2000.

Full consolidation of Lauda Air and Rheintalflug

Sharp fall in result from operating activities (EBIT)

The weakness in demand setting in from the second quarter of 2001 had already had a significant negative effect on the EBIT by mid-year, and served to reveal the fundamental weaknesses of the Austrian Airlines Group: too high a cost base, yields too low in relation to these costs and a capacity utilisation below the industry average.

Fundamental weaknesses

The events of 11 September dramatically worsened the situation. While the EBIT for the first three quarters was at EUR −16.0m, operating losses for the fourth quarter alone reached EUR −72.9m. A range of measures and radical changes have since been instigated by the new Board of Management with the aim of bringing Group revenues and cost structure back into line (for further details see page 8).

Introduction of radical measures

In 2001 the result of the Austrian Airlines Group was seriously affected not only by the deterioration in operating activities but also by a number of other special factors. Profits from disposals of fixed assets fell sharply (down from EUR 97.6m to EUR 17.3m) due to the collapse in the market for used aircraft after the World Trade Center attacks. In the course of the preparation of the financial statements it proved necessary to increase the provisions for technical maintenance and aircraft valuation. The valuation of foreign currency liabilities at the reporting date also produced exchange rate losses amounting to EUR 3.4m. However, the majority of these were not eventually realised.

Additional negative influences

Profit and loss account

EURm	2001	2000[1]	+/− abs.	+/− %	2000 incl. Lauda Air[2]
Operating revenue	2,171.8	1,967.9	203.9	10.4	2,380.5
Operating expenses	2,260.7	1,884.1	376.6	20.0	2,303.7
EBITDAR	219.6	393.1	−173.5	−44.1	342.8
EBIT	−88.9	83.8	−172.7	–	76.9
Financial result	−75.2	−42.8	−32.4	−75.7	−80.7
Profit before tax	−164.1	41.0	−205.1	–	−3.8
Profit after tax	−165.3	53.2	−218.5	–	7.0
Net profit	−166.0	52.9	−218.9	–	6.7

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Lauda Air considered as fully consolidated for full financial year for comparison only.

In total, this resulted in an EBITDAR of EUR 219.6m and an EBIT of EUR −88.9m, EUR 173.5m and EUR 172.7m down on 2000 respectively.

Falls in revenue and operating revenue

Slump in demand has negative effect on revenue

The increases in revenue and operating revenue at the Austrian Airlines Group are essentially the result of the consolidation effect of Lauda Air. When adjusted to take account of this change in the scope of consolidation, both values are actually down on the preceding year due to the generally negative environment.

Revenue from aircraft leases sharply down

Other revenue also fell due to sharply lower revenues from aircraft leases. At EUR 17.3m, profits from the disposal of fixed assets, essentially aircraft, were well down on their 2000 value of EUR 97.6m.

Rise in yield

Yield: +4,2 %

Yield (passenger revenue in relation to passenger kilometers on scheduled services) increased by 4.2 % in the report period. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields. Selected fare increases also contributed towards the yield rise. Hence, the Austrian Airlines Group improved its operations, which should now be continued through a consistent and exclusive focus on profitable routes.

Slump in demand slows expenses

Savings through production cutbacks

The collapse in demand and the resultant capacity reductions also had the effect of pushing down operating expenses. The production cutbacks brought about considerable savings, primarily in variable expenses. The reported increase in the ope-

Operating revenue

EURm	2001	2000[1]	+/− abs.	+/− %	2000 incl. Lauda Air[2]
Flight revenue	1,910.1	1,526.9	383.2	25.1	1,913.0
Other revenue	185.5	208.9	−23.4	−11.2	188.2
Revenue	2,095.6	1,735.8	359.8	20.7	2,101.2
Other operating income and changes in inventories	76.2	232.1	−155.9	−67.2	279.3
Operating revenue	2,171.8	1,967.9	203.9	10.4	2,380.5

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Lauda Air considered as fully consolidated for full financial year for comparison only.

Operating expenses

EURm	2001	2000[1]	+/− abs.	+/− %	2000 incl. Lauda Air[2]
Expenses for materials and services	1,418.0	1,111.4	306.6	27.6	1,423.0
Personnel expenses	429.9	351.6	78.3	22.3	416.9
Depreciation	224.7	241.0	−16.3	−6.8	200.2
Other expenses	188.1	180.1	8.0	4.4	263.6
Operating expenses	2,260.7	1,884.1	376.6	20.0	2,303.7

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Lauda Air considered as fully consolidated for full financial year for comparison only.

rating expenses of the Austrian Airlines Group is essentially the result of the consolidation effects of Lauda Air.

Expenditure for jet fuel down

Due to the full consolidation of Lauda Air, expenditure for jet fuel of the Austrian Airlines Group, one of the key cost components in flight operations, rose by 20.0 % to EUR 256.1m. When adjusted to take this effect into account, however, jet fuel expenses were sharply down on their level for the preceding year. This was due to the production cutbacks introduced in the report period and the easing crude oil prices, which resulted in a sharp decline in the price of jet fuel.

The fall in depreciation is the result of a one-off depreciation in the last financial year of Lauda Air aircraft.

Jet fuel



USD/ton
400
350
300
250
200
150
100
50
0
USD 383.50
13.10.2000
USD 293.25
14.9.2001
USD 211.50
12.3.2002
January 1999
2000
2001
2002
1.3.

Cash flow

EURm	2001	2000[1]	+/– abs.	+/– %
Cash flows from operating activities	49.1	326.7	–277.6	–85.0
Cash flows from investing activities	–249.3	–452.1	202.8	44.9
Cash flows from financing activities	–2.7	73.7	–76.4	–
Change in cash and cash equivalents	–202.9	–51.7	–151.2	–

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.

Fall in cash flows from operating activities

Weak cash flows reflect poor operating performance

In accordance with the generally unfavourable result, cash flows from operating activities of the Austrian Airlines Group also fell sharply in the financial year 2001. This was primarily due to the losses in the fourth quarter. Cash flows from financing activities also fell due to a decline in loans received and increasing financial expenses. This situation is also reflected in the fall in the level of cash and cash equivalents. Until a lasting improvement in cash flows from operating activities can be achieved, the liquidity of the Group will be secured with a strict stop on investments, and by using existing reserves and credit lines.

Investment cut back

Investment: –41,6 %

In light of the unfavourable business trend, investment – which totalled EUR 440.9m in 2001 – was reduced by 41.6 % on the preceding year. The focus of investment activity was on the purchasing of new aircraft, usually financed via leasing models. Seven aircraft were newly incorporated into the fleet in the report period on the basis of non-changeable long-term purchase agreements. Delivery deadlines were extended for a further ten aircraft. The pressure on liquidity was eased, hence, by around EUR 115m in 2002. Investments for the acquisition of consolidated interests essentially contain the purchase of a stake in Rheintalflug.

Investments

EURm	2001	2000[1]	+/– abs.	+/– %
Fixed assets	400.4	566.9	–166.5	–29.4
Financial assets	35.3	164.9	–129.6	–78.6
Purchase of consolidated interests	5.2	23.3	–18.1	–77.6

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.

Balance sheet

EURm	2001	2000[1]	+/- abs.	+/- %
Non-current assets	3,497.4	3,367.0	130.4	3.9
Current assets	660.3	821.3	-161.0	-19.6
Shareholders' equity	529.1	698.6	-169.5	-24.3
Liabilities	3,628.6	3,489.7	138.9	4.0
Balance sheet total	4,157.7[2]	4,188.3	-30.6	-0.7

1 Lauda Air fully consolidated as of November 2000.
2 Of which EUR 93.7m from the change in scope of consolidation.

Tight balance sheet structure

The adverse commercial development of the past financial year also led to a deterioration in the balance sheet structure. While total assets of the Austrian Airlines Group remained essentially the same as the previous year, shareholders' equity and cash-like items fell. By contrast, current liabilities increased.

Equity ratio down to 12.7 %

The equity ratio accordingly fell to 12.7 %, while net gearing rose significantly to 337.9 %. Due to the weak result from operating activities, the ROCE (−3.5 %) was also well below expectations. The overall results achieved are unacceptable from a medium- to long-term perspective.

Measures for improvement introduced

The measures introduced since will bring a marked improvement in these key figures in the near future, however. Priority will be given to a lasting rise in the result through drastic cost reductions combined with a simultaneous increase in revenue. In parallel, liabilities should be reduced by the increased use of operating leases and the sale of smaller investments.

Financial ratios

%	2001	2000[1]
Equity ratio[2]	12.7	16.7
WACC[3]	8.0	7.5
ROCE[4]	-3.5	4.5
Net Gearing[5]	337.9	230.6

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Equity as percentage of total assets.
3 Weighted Average Cost of Capital.
4 NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items).
5 Long term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.

The challenge of risk management

History shows that airlines are extremely prone to the effects of political events and crises. The 11 September attacks – which represent an historic turning point for the entire industry – particularly underlined this fact. However, there are a number of areas in which specific hedging through active risk management is absolutely essential for airlines:

Third-party liability risks

- A subject of particular importance after the terrorist attacks in the USA was the insurance of airlines against **third-party liability risk**. In the wake of the events of 11 September, the insurance companies cancelled the third-party liability of virtually all airlines for damage arising from terror and war risks. Since the coverage of such risk is a prerequisite for the operation of aircraft, these risks had to be insured – if possible at all – at extremely high costs. As to the Austrian Airlines Group, the Republic of Austria assumed temporary responsibility for coverage of the non-insurable risk against a market premium. Over the full financial year, insurance expenses of the Austrian Airlines Group increased by 29 % to around EUR 9m.

Exchange rates, interest rates, fuel prices

- As a globally active company, the Austrian Airlines Group is exposed to constant **fluctuations in exchange rates, interest rates and fuel prices.** In the interest of minimising risk, the company hedges open exposure on a case-by-case basis after careful market evaluation. The price risks associated with fuel expenditure for flight operations – it represented 11.3 % of total expenses – were partially hedged by means of options in 2001. In this way the upside price risk was contained, whereas the company was still able to benefit from falling fuel prices.

Load factor and yield

- In the aviation industry, **market risks** mainly impact on load factor (the "passenger load factor"), capacity and yield (earnings per kilometer "sold"). In October, for example (the month most seriously affected), the events of 11 September led to a 21.9 % reduction in revenue passenger kilometers (kilometers "sold"). As capacity (available kilometers) could only be reduced by 8.7 % at such short notice, the passenger load factor for this month fell by 11 percentage points to 60.8 %. Yields were also seriously affected by the sharp decline in Business Class traffic. Production per employee (calculated using available tonne kilometers – ATK – on scheduled services) also went down in the report period, as it proved impossible for adjustments in the number of employees to keep pace with the reduction in capacity.

Capacity management

□ In **capacity management** – responsible for matching "production" of air travel services with demand as precisely as possible – massive efforts were made to sell any aircraft no longer required. This policy continues to be pursued, despite the fact that the market for used aircraft collapsed following the terrorist attacks. A total of four aircraft were sold in 2001. In the financial year 2002, it is intended to sell or lease out further aircraft. By March 2002, contracts had been signed for the sale of one Challenger CL600, and the lease of three Dash 8-300 (with a purchasing option) and two Learjet 60 aircraft. In addition to this, the Group will increasingly employ short-term operating leases to finance its aircraft in order to achieve greater flexibility of capacity management. The objective is to be able to adjust capacity by 10 % within one year and by 20 % within three years without incurring any cost disadvantage.

Sale of surplus aircraft

smile.

The value's in the detail:
Outstanding service as our uppermost principle. Welcome on board.

Segment Reporting

The individual business segments of the Austrian Airlines Group – under IAS, the Austrian Airlines Group is subdivided into Scheduled, Charter and Complementary Services business segments – experienced different developments in the report period. The negative effects of falling demand and the 11 September terrorist attacks – in addition to structural weaknesses – particularly influenced scheduled and charter services of the Group. The complementary services segment was affected by worldwide overcapacities and resulting lower revenues from aircraft leases. Considered by geographical segment, scheduled traffic to Germany and Central Europe continued to register significant revenue growth.

Scheduled, Charter, Complementary services

The following is a presentation of detailed information about the scheduled, charter and complementary services segments. The profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group, were allocated to the scheduled and charter service segments according to the ATK produced. They are recorded as other operating revenue. The result of each segment includes directly attributable costs and pro-rated fixed costs – the latter divided up in relation to revenues. In the light of the restructuring of the Group, new allocations and definitions in the preparation of segment results may become necessary in future.

Operating revenue by segment


Scheduled 81.2 %
Charter 10.0 %
Complementary services 8.8 %

Scheduled service

Focus on traffic to/from Austria, West-East transfer

The scheduled service segment covers all scheduled traffic of the Austrian Airlines Group, including any services performed in the course of scheduled traffic (cargo, airmail, excess baggage, etc.). The focus of activity in this area is at Austrian Airlines, Tyrolean Airways and Rheintalflug.

The core competence and therefore also the priority of the scheduled services of the Austrian Airlines Group is on traffic from and to Austria and on West-East transfer.

Scheduled traffic stagnates due to falling demand

In accordance with the economic trend, demand for air travel services dipped sharply worldwide from the second quarter of 2001 onwards. Demand was naturally also seriously affected – to a particularly great extent - by the terrorist attacks on 11 September.

Serious effect on long haul traffic

This general development also had a serious effect on the scheduled traffic of the Austrian Airlines Group. Long haul traffic experienced particularly sharp falls after 11 September.

Passenger kilometers: –1.8 %, load factor stable at 68.6 %

Total passenger volume rose slightly in 2001 (+ 4.1 %), with 7,177,758 people carried. Revenue passenger kilometers fell by 1.8 %, however. By resorting to rapid and decisive measures, the Group was able to reduce capacity (measured in ASK) by 1.8 %, as a result of which the passenger load factor – the measure for capacity utilisation – was kept almost constant at 68.6 %.

Short and medium haul routes


Wien
Oslo
Helsinki/Helsingfors
St. Petersburg
Tallinn
Riga
Moskwa
Vilnius
Minsk
Warszawa
Krakow
Kyiv
Kharkiv
Dublin
Manchester
London
Paris
Madrid
Barcelona
Agadir
Tbilisi
Teheran
Ankara
Damaskus
Amman
Tel Aviv
Cairo
Athinai
Tripoli

Long haul routes


Montreal
Toronto
New York
Washington
Wien
Beijing
Teheran
Delhi
Kathmandu
Dubai
Bangkok
Male
Colombo
Kuala
Denpasar
Mauritius

Route closures and frequency cutbacks

Flights to Miami, Chicago, Toronto, Aleppo and Beirut were discontinued due to lack of demand. Frequency cutbacks were made on a number of routes including New York, Delhi, Osaka and Amman. At the end of the year, the Austrian Airlines Group provided scheduled services to 105 destinations in 57 countries.

Increase in cargo revenues despite declining volumes

Within the existing scheduled network, the Austrian Airlines Group also offers cargo transportation. The highly successful quality-orientation of the Group in this area was impressively underlined by its third place in the worldwide "Airmail Carrier of the Year Award 2001". The cargo business of Lauda Air was completely integrated into that of Austrian Airlines in the report year, enabling Austrian Airlines to assume overall responsibility for cargo services in the Group.

Third place in "Airmail Carrier of the Year Award 2001"

Fall in cargo volume

In view of the general weakening in the economy and the production cutbacks following September 11, cargo business was also down in 2001, with a total of

115,260 cargo and post tons carried (−6.0 %). Thanks to active yield management, however, it was possible to increase revenue by 6.2 % to EUR 114.1m.

Sharp fall in EBIT despite rising yield

Essentially as a result of the full consolidation of Lauda Air, the operating revenue of the scheduled service segment rose by 17.1 % to EUR 1,764.5m. Other operating revenue fell sharply due to the decline in pro-rated profits from the disposal of aircraft. The share of the scheduled service segment in the operating revenue of the Austrian Airlines Group overall was 81.2 % in 2001 (2000: 76.6 %). Due to the difficult economic environment, the EBIT fell to EUR −85.5m (from EUR 67.9m in 2000).

The average yield (passenger revenue in relation to passenger kilometers on scheduled services) rose by 4.2 % in the report period. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields. Selected fare increases also contributed towards the yield rise.

Yield: +4.2 %

Scheduled service

		2001	2000[1]	+/− %	2000 incl. Lauda Air[2]
Traffic statistics					
Passengers carried[3]		7,177,758	6,892,312	4.1	–
Block hours[4]		242,295	244,145	−0.8	–
Revenue passenger kilometers	(000)	14,085,261	14,345,243	−1.8	–
Available seat kilometers	(000)	20,518,218	20,889,864	−1.8	–
Passenger load factor[5]	%	68.6%	68.7%	−0.1P.	–
ATK	(000)	2,835,876	2,849,167	−0.5	–
RTK	(000)	1,809,460	1,889,360	−4.2	–
Overall load factor[6]	%	63.8%	66.3%	−2.5P.	–
Freight tons		107,444	115,498	−7.0	–
Post tons		7,816	7,160	9.2	–
Total tons		115,260	122,657	−6.0	–
Business performance					
Revenue	EURm	1,701.5	1,419.8	19.8	1,687.5
Other operating income	EURm	63.0	87.5	−28.0	232.4
Operating revenue	EURm	1,764.5	1,507.3	17.1	1,919.9
Operating expenses	EURm	1,850.0	1,439.4	28.5	1,847.2
EBITDAR	EURm	181.9	283.2	−35.8	295.9
Result from operating activities (EBIT)	EURm	−85.5	67.9	–	72.8
Assets	EURm	3,375.9	3,303.3	2.2	–
Liabilities	EURm	2,944.3	2,751.0	7.0	–

1 Business performance: Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Business performance: Lauda Air considered as fully consolidated for full financial year for comparison only.
3 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
4 Time from departure of aircraft from loading position until its return to unloading position after landing.
5 Utilisation of available seats in relation to the number of revenue passengers in percent (passenger km x 100/seat km).
6 Utilisation of available weight capacity in percent (RTK x 100/ATK)

Charter services

The result of the charter service segment includes the total charter traffic of the Austrian Airlines Group. The focus of activity in this area has been on Austrian Airlines and Lauda Air. In order to separate business segments as clearly as possible under the Group's new Production Company Concept, in future all charter activities will become the responsibility of Lauda Air.

Charter services reduced

Passengers: −11.6 %

Due to the generally reduced demand for holiday flights, charter services of the Austrian Airlines Group were cut back on the previous year in 2001. In total, the number of passengers carried on charter flights in 2001 fell by 11.6 % to 1,372,945.

54 destinations

The Group served 54 charter destinations in 2001. The most important areas in summer were Greece (31 %), Turkey (26 %), Spain (8 %) and Tunisia (7 %). In winter, the Canary Islands, the Maldives and the Caribbean created the strongest demand.

Increased sales efforts

The charter product was essentially marketed via the major tour operators GTT/TUI and Neckermann. As a result of strengthened sales efforts, a long haul programme ex Zurich to the Caribbean and Thailand was agreed with the Swiss operator Hotelplan for winter 2001/02.

Lower contribution to Group result

Despite the weak demand, revenue and operating revenue of the charter service segment increased strongly on the preceding year, following the full consolidation of Lauda Air. Pro-rated profits from the disposal of aircraft were down in the segment, which led in turn to a reduction in other operating revenue. The share of charter business in the operating revenue of the Austrian Airlines Group overall was 10.0 % in 2001 (2000: 5.9 %). The EBIT fell to EUR −8.9m (2000: EUR 8.7m).

EBIT down

Charter service

EURm		2001	2000 [1]	+/− %	2000 incl. Lauda Air [2]
Traffic statistics					
Passengers carried [3]		1,372,945	1,553,262	−11.6	–
Block hours [4]		36,725	39,965	−8.1	–
Available seat kilometers	(000)	3,595,236	4,279,749	−16.0	–
ATK	(000)	403,002	528,254	−23.7	–
RTK	(000)	274,883	338,645	−18.8	–
Business performance					
Revenue	EURm	208.6	107.1	94.8	225.5
Other operating income	EURm	8.0	10.1	−20.8	39.8
Operating revenue	EURm	216.6	117.2	84.8	265.3
Operating expenses	EURm	225.5	108.5	107.8	268.4
EBITDAR	EURm	28.4	32.6	−12.9	37.9
Result from operating activities (EBIT)	EURm	−8.9	8.7	–	−3.1
Assets	EURm	413.9	380.9	8.7	–
Liabilities	EURm	361.0	317.2	13.8	–

1 Business performance: Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Business performance: Lauda Air considered as fully consolidated for full financial year for comparison only.
3 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
4 Time from departure of aircraft from loading position until its return to unloading position after landing.

Complementary services

In addition to its airlines, the Austrian Airlines Group consists of numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. These enterprises promote the core activities of the Group and perform air traffic related services for co-operation partners and for non-Group companies in the aviation and tourism industry.

Third-party passenger handling, Travel Value Shops etc.

The complementary services segment includes the activities of all these subsidiaries of the Austrian Airlines Group. Travel Value Shops, third-party passenger handling at Vienna Airport, aircraft leasing and a range of other services are also comprised in this segment. (Details of individual companies see page 81)

Collapse in revenue from aircraft leasing
The leasing out of aircraft was extremely problematic in the report period, which had a negative effect on the segment as a whole. The main reason for this was worldwide overcapacity, a situation made yet worse by the attacks of 11 September. Overall, revenue from aircraft leasing fell by EUR 33.1m to EUR 67.3m, from EUR 100.4m in 2000.

Aircraft leases hampered by overcapacity

In 2001, the Austrian Airlines Group took over responsibility for passenger handling at Vienna Airport on behalf of numerous non-Group airlines. Revenue in this area reached EUR 12.3m (2000: EUR 14.4m) in the report period. Amongst the largest clients were Air France, Turkish Airlines, LOT, Eva Air and Aeroflot.

Passenger handling for non-Group Airlines

Austrian Airlines adopted the "Travel Value Shop Concept" – a pan-European marketing concept for airport shops – in 1999. The Group is co-operating successfully with the world's fourth-largest Duty Free retailer, Gebr. Heinemann, Hamburg. Despite a fall in the number of passengers departing from Vienna Airport, it was possible to increase revenue by 4.8 % to EUR 28.4m in the report period. This places the Travel Value Shops amongst the leaders in Europe.

Travel Value Shops successful

Complementary service

EURm	2001	2000[1]	+/– %	2000 incl. Lauda Air[2]
Business performance				
Revenue	185.5	208.9	–11.2	188.2
Other operating income	5.2	134.5	–96.1	7.1
Operating revenue	190.7	343.4	–44.5	195.3
Operating expenses	185.2	336.2	–44.9	188.1
EBITDAR	9.3	77.3	–88.0	9.0
Result from operating activities (EBIT)	5.5	7.2	–23.6	7.2
Assets	368.0	504.1	–27.0	–
Liabilities	320.9	419.8	–23.6	–

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Lauda Air considered as fully consolidated for full financial year for comparison only.

Overall, the operating revenue of the complementary services was almost cut in half, falling by 44.5 % to EUR 190.7m. The share of the complementary services segment in the operating revenue of the Austrian Airlines Group overall was 8.8 % in 2001, clearly below the level for the preceding year (2000: 17.5 %). The EBIT for the segment fell by 23.6 % to EUR 5.5m.

EBIT Complementary services: −23.6 %

Revenue by geographical segment

Considered by geographical areas, revenues developed unevenly due to differing market conditions.

Growth in Germany and Central Europe
With a total revenue share of around 30 %, Germany and Central Europe continued to be important geographical areas for the Austrian Airlines Group. These areas experienced strong revenue increases in the report period. The close co-operation agreements established as a result of the Group's membership of the Star Alliance proved particularly effective in this respect. The fall in revenue from routes to Africa is a result of the discontinuation of flights to South Africa in spring 2001, while that from routes into Switzerland can be traced back to the discontinuation of individual flights and frequency reductions.

Core market Europe

Drop in charter traffic
Due to falling demand and the correspondingly reduced production, charter revenue - adjusted for the effect of the consolidation of Lauda Air – decreased in the report period. Only on flights to Turkey the Group recorded revenue growth, as a result of stronger demand. By contrast, passenger volume and therefore also revenue fell sharply on routes to Greece.

Revenue by geographical segment

EURm	2001		2000[1]		2000 incl. Lauda Air[2]	
	Scheduled	Charter	Scheduled	Charter	Scheduled	Charter
Austria	65.2	0.4	45.3	0.5	45.6	0.6
Switzerland	28.0	0.1	47.8	0.1	48.0	0.2
Germany	347.0	1.6	269.8	0.9	292.6	2.2
Scandinavia[3]	73.8	1.2	74.9	1.0	75.2	1.9
Other Western Europe[4]	233.2	13.0	213.8	17.7	256.8	43.7
Southern and South-Eastern Europe[5]	160.5	104.7	145.4	51.9	164.4	84.0
Central Europe[6]	176.8	4.4	147.7	0.7	165.4	0.9
Middle East[7]	87.0	44.1	83.9	20.7	93.1	48.6
Africa[8]	6.0	2.4	34.8	3.1	34.9	9.1
Asia and Oceania	340.6	17.8	200.8	7.8	316.9	11.1
North America	183.4	18.9	155.6	2.7	194.6	23.2
Revenue	**1,701.5**	**208.6**	**1,419.8**	**107.1**	**1,687.5**	**225.5**

1 Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
2 Lauda Air considered as fully consolidated for full financial year for comparison only.
3 including Denmark
4 Belgium, England, France, Ireland, Luxembourg, the Netherlands, Spain
5 Albania, Bosnia-Herzegovina, Greece, Israel, Italy, Croatia, Macedonia, Serbia, Slovenia
6 Azerbaijan, Armenia, Belarus, Bulgaria, Georgia, Moldova, Poland, Romania, Russia, Chechnya, Ukraine, Hungary
7 including Cyprus, Libya, Turkey, excluding Israel
8 excluding Libya

Traffic statistics 1998-2001[1]

Scheduled traffic		Austrian Airlines Group						
		2001	+/– [2]	2000	+/–	1999	+/–	1998
Passengers carried		7,177,758	4.1%	6,892,312	5.4%	6,538.727	6.0%	6,169,089
Block hours		242,295	–0.8%	244,145	1.9%	239,662	5.6%	226,939
Revenue passenger kilometers	(000)	14,085,261	–1.8%	14,345,243	6.5%	13,469.685	13.5%	11,867,201
Available seat kilometers	(000)	20,518,218	–1.8%	20,889,864	3.4%	20,206.642	15.4%	17,515,019
Passenger load factor	%	68.6%	–0.1P.	68.7%	2.0P.	66.7%	–1.1P.	67.8%
ATK	(000)	2,835,876	–0.5%	2,849,167	7.7%	2,645,641	14.5%	2,309,828
RTK	(000)	1,809,460	–4.2%	1,889,360	10.2%	1,714,563	22.0%	1,405,591
Overall load factor	%	63.8%	–2.5P.	66.3%	1.5P.	64.8%	3.9P.	60.9%
Freight tons		107,444	–7.0%	115,498	10.0%	105,020	23.6%	84,934
Post tons		7,816	9.2%	7,160	8.5%	6,600	15.7%	5,705
Total tons		115,260	–6.0%	122,657	9.9%	111,620	23.1%	90,639

Charter traffic								
Passengers carried		1,372,945	–11.6%	1,553,262	4.1%	1,492,122	0.1%	1,490,629
Block hours		36,725	–8.1%	39,965	4.0%	38,413	–0.7%	38,688
Available seat kilometers	(000)	3,595,236	–16.0%	4,279,749	3.9%	4,118,621	0.5%	4,098,313
ATK	(000)	403,002	–23.7%	528,254	7.1%	493,424	0.7%	490,075
RTK	(000)	274,883	–18.8%	338,645	5.2%	322,010	4.9%	307,035

Total								
Passengers carried		8,550,703	1.2%	8,445,574	5.2%	8,030,849	4.8%	7,659,718
Block hours		279,020	–1.8%	284,110	2.2%	278,074	4.7%	265,627
Available seat kilometers	(000)	24,113,454	–4.2%	25,169,613	3.5%	24,325,264	12.5%	21,613,332
ATK	(000)	3,238,878	–4.1%	3,377,421	7.6%	3,139,065	12.1%	2,799,903
RTK	(000)	2,084,343	–6.4%	2,228,005	9.4%	2,036,571	18.9%	1,712,626
Sector flights		147,840	–0.3%	148,280	3.1%	143,809	1.0%	142,425

1 1998-2000 Austrian Airlines, Lauda Air und Tyrolean Airways, 2001 Rheintalflug additionally.

2 The comparison of the years 2001/2000 featured in this overview differs slightly from the monthly traffic statistics released in 2001. The rates of change in the monthly reports were adjusted to account for the effect of the acquisition of Rheintalflug, while the present overview shows the absolute changes in the volume of traffic.

Traffic statistics 2001 in detail

Scheduled traffic		Austrian Airlines	+/–	Lauda Air	+/–	Tyrolean Airways	+/–	Rheintal-flug	+/–	Austrian Airlines Group	+/–[1]
Passengers carried		3,767,881	–2.2%	1,124,237	2.2%	2,166,882	11.7%	118,758	31.0%	7,177,758	4.1%
Block hours		109,230	–5.4%	43,840	–1.3%	84,578	0.3%	4,647	40.3%	242,295	–0.8%
Revenue passenger kilometers	(000)	8,140,423	–7.5%	4,691,073	3.4%	1,168,801	15.9%	84,965	54.1%	14,085,261	–1.8%
Available seat kilometers	(000)	12,185,600	–7.3%	6,149,764	4.8%	2,044,842	8.7%	138,012	54.0%	20,518,218	–1.8%
Passenger load factor	%	66.8%	–0.2P.	76.3%	–1.1P.	57.2%	3.6P.	61.6%	0.0P.	68.6%	–0.1P.
ATK	(000)	1,752,654	–4.9%	803,864	5.4%	265,005	8.4%	14.353	54.0%	2,835,876	–0.5%
RTK	(000)	1,111,330	–8.2%	571,060	–0.8%	119,218	15.9%	7,852	57.4%	1,809,460	–4.2%
Overall load factor	%	63.4%	–2.3P.	71.0%	–4.4P.	45.0%	2.9P.	54.7%	1.2P.	63.8%	–2.5P.
Freight tons		93,994	–5.4%	10,480	–21.1%	2,970	5.2%	–	–	107,444	–7.0%
Post tons		6,661	12.1%	567	–5.3%	588	–4.8%	–	–	7,816	9.2%
Total tons		100,654	–4.4%	11,047	–20.5%	3,558	3.4%	–	–	115,260	–6.0%

Charter traffic		Austrian Airlines	+/–	Lauda Air	+/–	Tyrolean Airways	+/–	Rheintal-flug	+/–	Austrian Airlines Group	+/–
Passengers carried		528,125	–17.9%	676,995	–13.9%	134,719	8.8%	33,106	52.8%	1,372,945	–11.6%
Block hours		11,467	–18.9%	18,230	–11.2%	5,314	0.2%	1,714	25.2%	36,725	–8.1%
Available seat kilometers	(000)	1,182,122	–20.9%	2,193,233	–16.4%	172,738	6.2%	47,143	42.2%	3,595,236	–16.0%
ATK	(000)	133,405	–33.3%	241,875	–21.1%	23,008	5.8%	4,714	42.2%	403,002	–23.7%
RTK	(000)	89,318	–24.1%	167,482	–19.3%	14,618	10.0%	3,465	80.6%	274,883	–18.8%

Total		Austrian Airlines	+/–	Lauda Air	+/–	Tyrolean Airways	+/–	Rheintal-flug	+/–	Austrian Airlines Group	+/–
Passengers carried		4,296,006	–4.5%	1,801,232	–4.5%	2,301,601	11.5%	151,864	35.2%	8,550,703	1.2%
Block hours		120,697	–6.8%	62,070	–4.4%	89,892	0.3%	6,361	35.9%	279,020	–1.8%
Available seat kilometers	(000)	13,367,722	–8.7%	8,342,997	–1.7%	2,217,580	8.5%	185,155	50.8%	24,113,454	–4.2%
ATK	(000)	1,886,059	–7.6%	1,045,739	–2.2%	288,013	8.2%	19,068	50.9%	3,238,878	–4.1%
RTK	(000)	1,200,649	–9.6%	738,542	–5.7%	133,835	15.2%	11,317	63.8%	2,084,343	–6.4%
Sector flights		47,626	–3.5%	23,284	–7.0%	72,175	–2.3%	4,755	26.4%	147,840	–0.3%

1 The comparison of the years 2001/2000 featured in this overview differs slightly from the monthly traffic statistics released in 2001. The rates of change in the monthly reports were adjusted to account for the effect of the acquisition of Rheintalflug, while the present overview shows the absolute changes in the volume of traffic.


ght dinner.
Feeling like a guest because you're being treated like a

Flight Operations and Engineering

In addition to making improvements in its technical maintenance and IT management, the Austrian Airlines Group introduced a policy of fleet standardisation in 2001. Seven new aircraft were incorporated into the fleet in the report period, while seven aircraft were sold or leased on a longer-term basis. Against the background of the terrorist attacks of 11 September, however, future deliveries were postponed by one to two years in agreement with the manufacturers.

Fleet standardisation as a priority

High fleet diversity

With its fleet of 90 aircraft of various types and dimensions, the Austrian Airlines Group is in a position to use precisely the right aircraft for any specific route. However, the fleet, which is relatively diverse due to its origins, will require standardisation over coming years if technical maintenance is to be optimised further at Group level. Actually, MD-80 and Fokker 70 aircraft are to be retired altogether from the companies in the medium term.

Technical maintenance optimised further

Service profile expanded

In the area of technical maintenance, co-operation within the Austrian Airlines Group was optimised further during the report period. The service profiles of the Group's own maintenance divisions were also expanded to include work such as so-called "Heavy Maintenance" that would once have had to be tendered out. To avoid considerable maintenance expenses, the Group made efficient use of the longer standing times of individual aircraft that resulted from the production cutbacks.

Fleet development [1]

	2001	2002	2003	2004
Embraer RJ	3	3	4	4
Dash-8	19	15	17	17
Canadair RJ	13	13	14	14
Fokker 70	12	12	10	10
MD-80	8	8	7	7
A320	8	8	8	10
A321	6	6	6	6
B737	8	6	7	8
Short haul fleet	**77**	**71**	**73**	**76**
A330	4	3	4	4
A340	4	3	3	4
B767	3	2	3	3
B777	2	3	3	3
Long haul fleet	**13**	**11**	**13**	**14**
Austrian Airlines Group	**90**	**82**	**86**	**90**

1 All figures relate to the summer peak in July and take account of operationally employed aircraft.

Events of 11 September slow down reinvestment – sale of aircraft more difficult

Postponement of deliveries agreed

The Austrian Airlines Group continued to incorporate new aircraft into its fleet in the report period to honour long-term commitments. Following the 11 September attacks, however, agreements were reached with manufacturers to postpone future deliveries by between one and two years.

In concrete terms, a total of seven short and medium haul aircraft were newly incorporated into the fleet over the past financial year. Four aircraft were sold and three leased on a longer-term basis.

Average fleet age: 4.9 years

With an average age of just 4.9 years as at 31 December 2001, the operative fleet of the Austrian Airlines Group continues to be amongst the youngest in the world.

Collapse in market for used aircraft

However, in the second half of 2001, overcapacities developed as a result of the production cutbacks. The collapse in the market for used aircraft made the disposal of such assets more difficult. The Austrian Airlines Group is making every possible effort either to sell grounded capacity economically or to return aircraft to operation in the short- to medium-term. By March 2002, contracts had been agreed for the sale of one Challenger CL600, and the lease of three Dash 8-300 (with an option to purchase) and two Lear 60 aircraft.

Highest standards in training and safety

One of the foremost aims of the Austrian Airlines Group is to ensure that its levels of flight safety remain amongst the highest in the world. The key bases for this objective – in addition to the most modern aircraft equipment – are the exact technical maintenance of all aircraft, the highest standards in the recruitment and further training of pilots, and the permanent updating and improvement of safety systems.

IT system standardisation prepared

Joint Group EDP division

As a preliminary stage in the move towards Group-wide system standardisation and the central management of all processes, the EDP Divisions of the majority of Austrian Airlines Group companies were merged in the report period. The integration of Lauda Air IT systems was concluded in April 2001. At Tyrolean Airways, one unit continued to provide on-site support in Innsbruck. Following the merger of organisational units, it is planned to harmonise essential IT core processes during 2002.


feel at home.

The value's in the detail.
Space to live, room to relax.

Our Employees

In what was unquestionably an extremely difficult year, the employees of the Austrian Airlines Group gave evidence of an admirable level of commitment and loyalty in 2001. As the backbone of the company and the active force behind the efficiency and innovation of the Group, the employees form the foundation for the future success of the change process that has been launched in the year under review. In the course of the restructuring of the Group, however, personnel cutbacks have regrettably been unavoidable. A reduction of around 12 % in personnel at the Austrian Airlines Group combined with a temporary salary waiver has been designed to reduce costs in this area.

Being ready for change

Commitment and self initiative

The first-class qualifications and the high levels of commitment of employees at all levels play a central role in the success of the Austrian Airlines Group as a modern service provider. The Group relies upon its wealth of responsible personalities with strong customer and service orientation, employees who are prepared to commit themselves to the company by their independent initiative and entrepreneurial approach. The readiness to effect change and the acceptance of responsibility for implementing agreed objectives are core strengths that are expected and rewarded appropriately.

The Board of Management would like to thank all employees of the Group for the support and commitment they have shown throughout 2001 despite the often turbulent events that have characterised the year.

Strategic reorientation – reduction in personnel expenses

Personnel measures unavoidable

The restructuring of the Austrian Airlines Group and the necessary reduction in production capacity made a range of personnel measures unavoidable. First and foremost, agreement was reached with employee representatives over increased reductions in open holiday entitlement, the granting of unpaid leave and the increased use of part-time working models.

Reduction of 938 positions

Despite such measures, it also proved unavoidable to reduce the number of Group employees, compared with 31 August 2001, by 938 posts or some 12 % of the total by the end of 2002. Older employees have the option to take an early retirement package or work according to special part-time models. Employees released are to be supported in their professional reorientation at a newly established Mobility Centre.

Mobility Center

By way of a solidarity contribution, management throughout the Group voluntarily waived 15 % of their remunerations in 2002. The workforce also demonstrated a considerable degree of such solidarity. A one-year package was agreed with the vast majority of staff councils at the Group – there is a total of eight such bodies in the whole Austrian Airlines Group – comprising shortened weekly working time, the suspension of a salary increase previously agreed and a salary waiver. In 2002 these measures will result in an additional reduction in salary costs of around 8 % or approximately EUR 20m.

Solidarity contribution by staff

Average number of employees slightly up on previous year

The Austrian Airlines Group employed an average of 7,946 people overall in 2001, that is 221 more than the preceding year. 145 of these employees were at Rheintalflug, acquired in February 2001. Due to the capacity cutbacks and strategic measures that were introduced, however, the number of employees as at year-end reached 7,624 (including 134 employees due to the acquisition of Rheintalflug) and was hence slightly below the figure for the previous year (7,673).

Staff numbers at year end slightly down

Employees [1]

	2001	2000	+/– %
Austrian Airlines	5,164	5,079	1.7
Lauda Air	1,594	1,626	–2.0
Rheintalflug	145	–	–
Tyrolean Airways	966	947	2.0
Other Group employees	77	73	5.5
Austrian Airlines Group	**7,946**	**7,725**	**2.9**

1 Annual average on a full time basis, 2000 including Lauda Air.

Employees to participate more strongly in corporate success

Entrepreneurial approach

Under the new corporate strategy, all employees have been specifically called upon to think and act as "independent" entrepreneurs in their work, and thereby to contribute to the optimisation of corporate success.

Stock Option Plan

Broad based incentive system

In an effort to guarantee fair participation in the results of such commitment, a Stock Option Programme is to be introduced in 2002 as an additional incentive to managerial staff of the Group, subject to approval by the Annual General Meeting. In the future, an incentive system will be introduced for all employees of the Group. This new system will be based on the EBITDAR or annual change in Cash Value Added (CVA).

High qualifications through education and further training

Wide range of internal and external training opportunities

The Austrian Airlines Group offers its employees a wide range of training and development opportunities, both internal and external. Employees in all corporate divisions actively participate. In the report period, approximately 5,000 employees took part in the various courses.

In the world of modern management, ongoing change represents a constant challenge. It is for this reason that the Austrian Airlines Group has established its Change Management Programme, a highly regarded practical training programme for managers.


a clear course
The value's in the detail:

Cautiously Optimistic Outlook

With capacity down overall and revenue stagnating, the Austrian Airlines Group aims to break-even in its operating activities in 2002. The key measures ROTGA and change in CVA, which have been defined as benchmarks for Group value management, are expected to improve markedly in 2002. It is in this area that the extensive measures to reduce costs and increase revenue will have the most positive impact. A return to stronger demand for air travel together with the beginnings of wider economic recovery will also favour such a trend, as will further intensified co-operation within the Star Alliance. By focussing on traffic from and to Austria and on West-East transfer, as well as limiting the long haul product range to profitable destinations, the Austrian Airlines Group will optimise its product portfolio decisively in 2002.

Extensive change process

Fundamentally new approach

The current situation demands radical changes and fundamentally new approaches on the part of both the Austrian Airlines Group and its employees. The new fundamental strategic reorientation of the Group initiated in autumn 2001 will lead the way out of the crisis. The primary goal of our new strategy is to achieve lasting value increases on the capital employed in our business within the foreseeable future. To achieve this, it is first necessary to make permanent reductions in fixed and variable costs and to improve the financial situation of the Group. Above all, we must actively take advantage of our market opportunities.

Core objective: ongoing increase in value

Significant improvement in CVA and ROTGA

On the basis of the extensive measures to reduce costs and increase value, it should be possible to break-even on an operating level (EBIT) in 2002, even though revenue is expected to stagnate in the short term.

ROTGA above 8 %, CVA improvement by EUR 110m

The key figures defined as benchmarks in relation to consistent value orientation are expected to increase significantly in 2002. The ROTGA (Return on Total Gross Assets) for 2002 should be above 8 %, Cash Value Added (CVA), hence, is expected to improve by around EUR 110m.

Demand growth still positive but slightly weaker

Despite the terrorist attacks of 11 September, demand for air travel is widely expected to continue growing in future. Although the medium term growth forecast for global passenger volumes has fallen by around 0.5 percentage points, it remains at a level of 4.7 % per annum.

Economic environment starts to recover

1.5 – 2.0 % economic growth in the EU

The broader economic environment is also expected to provide the Austrian Airlines Group with a positive boost in its commercial development. Based on current economic forecasts, the Group is assuming levels of GDP growth for Austria and the EU to be between 1.5 % and 2.0 % in the medium term. The price of jet fuel should be around the level assumed in the internal budget (USD 220 per tonne).

The Austrian Airlines Group will take advantage of these trends. The emphasis will rest on the expansion in the two specific niche markets, being traffic from and to Austria and West-East transfer.

Expansion of product range in Europe

Routes to and from Austria

In line with the new Group strategy, the attractiveness of our product will be raised on routes from and to Austria by deploying larger aircraft and by increasing frequencies. Additional flights in the afternoon will be introduced to prime Western European destinations (e.g. Amsterdam and Milan). In this way, the Group will provide passengers with an optimised product in local traffic while simultaneously promoting the hub function of Vienna Airport. The stronger linking of domestic routes to the Vienna hub will serve to secure the domestic market.

Highly attractive product in local traffic

Above average growth in Eastern Europe

Above-average growth is expected for Eastern Europe in the medium term. In collaboration with its partners in the Star Alliance, the Austrian Airlines Group will be increasing its focus on this region. The Group will seek to expand by deploying larger aircraft and increasing its frequencies in existing markets. In addition to this, innovative new destinations will be added to the Group portfolio – the Polish trade fair location of Poznan, which will be served as of the summer schedule 2002, being a good example.

Reductions in Middle East and long haul flights

With below-average growth expected across the region as a whole, there will be a reduction in Austrian Airlines Group services to the Middle East. Aleppo is one example of a service that has already ceased operating.

Slow growth in Middle East

There will also be a consistent evaluation of existing routes in the long haul segment. In future, the Group will concentrate on destinations that have high point-to-point potential (New York, Delhi), serve as the hub of a Star Alliance partner (Washington, Tokyo, Bangkok), report positive route results (Osaka, Australia) or represent profitable niche products (Kathmandu). In order to improve yield and thereby the economic viability of long haul -operations, these destinations should be further strengthened.

Consistent evaluation of long haul routes

Specific offers of cheap flights

Since February 2002, the Austrian Airlines Group has been offering a limited number of cheaper seats in addition to its traditional product range. By so doing, the Group achieves an improved load factor on specific routes while also securing market niches against competitors. In order not to cannibalise existing business, these flights are only short-term offers, at low volume and subject to special (last minute) booking conditions. Past experience with this programme, which offers attractive benefits for the "Family & Friends" target group in particular, has proven extremely positive.

Limited offer, subject to special conditions

„Family & Friends"

Scheduled services: capacity to be reduced, passenger load factor to remain constant

The dramatic events of 2001 made it necessary for the Group to adjust its capacity and route network to changed demand towards the end of the year. The Group expects to maintain these cutbacks in capacity during 2002. In concrete terms, the Austrian Airlines Group is now assuming a reduction of around 7.5 % in revenue passenger kilometers on scheduled services. Available seat kilometers will fall by approximately the same amount. As a result, the passenger load factor is expected to remain steady at around 68 % (2001: 68.6 %).

Capacity cutbacks to be maintained

Passenger kilometers: −7.5 %

Charter services to be expanded

In contrast to scheduled services, charter services will be expanded in 2002. A combination of new business and the transferral of former scheduled services to charter operations will result in total increases of around 20 % in available seat and revenue passenger kilometers. For example, the former scheduled destinations of Larnaca, Bangkok/Denpasar and Toronto/Montreal will be sold as charter products in future.

Charter increase by 20%

Intensifying co-operation within Star Alliance

The Austrian Airlines Group expects to receive positive stimulus on the basis of its multi-faceted collaboration with Star Alliance partners. With close co-operation agreements already having been initiated with European partners in the past, co-operation on long haul routes should be promoted in 2002. Code sharing should be increased with United Airlines on internal US routes, for example, while co-operation with ANA will also be expanded on routes to Japan by the Austrian Airlines takeover of an additional service to Tokyo. The joint venture set up with Lufthansa to operate services between Austria and Germany is expected to be formally approved by the EU Competition Commission in the summer of 2002.

Closer co-operation on long haul routes

USA, Japan

Competition distorted by government interventions

Government interventions result in heightened competitive pressure

As numerous airlines experienced considerable financial difficulties in the weeks and months following 11 September, massive state interventions distorted the market. These interventions have artificially maintained surplus capacity in the market that will lead to a further increase in competitive pressure.

Fleet investments restricted

Delivery of ten aircraft postponed

Against the background of the terrorist attacks in September 2001 and the financial situation of the Group, significant restrictions were placed upon reinvestment in the fleet. The delivery of a total of 10 aircraft was postponed by an average of one to two years in agreement with the manufacturers. The only aircraft to be delivered in 2002 will be one Canadair RJ, one B737 and one B777, which will replace older aircraft currently in service within Europe and on the route to Australia respectively.

Investments of around EUR 300m

Capacity management: more flexibility

Investments of the Austrian Airlines Group in 2002 will total around EUR 300m. Financing should take place by means of long-term loans. In the medium term, the Group will increasingly employ short-term operating leases to finance its aircraft in an effort to achieve greater flexibility in its capacity management. The aim is to adjust capacity by 10 % within one year and by 20 % within three years without incurring any cost disadvantage. Existing surplus capacity will be phased out where possible or returned to service after a recovery in the market.

Optimisation of IT and technology

Joint maintenance of entire jet fleet

Marked improvements are expected to result from a merger of the maintenance operations of Austrian Airlines and Lauda Air at the Vienna base. They will maintain the entire jet fleet as a single service unit. A new, harmonised EDP system will supply all data in connection with aircraft maintenance, materials management and control, etc., considerably smoothing processes in the Engineering Division.

By harmonising the six different SAP applications currently in use within the Group and merging these within a centralised service unit, the Austrian Airlines Group will also complete a decisive optimisation of operations in its Finance Division in 2002.

Significant events after 31 December 2001

Please refer to page 78 (Note 46 of the Notes to the Accounts).


hello again!

Corporate Citizenship

In its role as "national carrier", the Austrian Airlines Group considers it its duty to provide as much support as possible for specific humanitarian and social projects. The Group also makes an invaluable contribution in the sporting and cultural fields through its support for a variety of projects and institutions. Also of central importance in this area are the Group's active minimisation of any detrimental environmental effects associated with its commercial activity and the numerous initiatives designed to benefit its employees' working conditions.

Wide range of sponsorship campaigns

Austrian Airlines has provided regular support for the highly successful Austrian "Light into Dark" charity campaign for a number of years. In November and December 2001, donation envelopes for the campaign were once again distributed on board Austrian Airlines aircraft.

Sports sponsoring

In handball, basketball, skiing, golf and other sports, companies belonging to the Austrian Airlines Group also supported selected Austrian athletes and sporting associations in their various competitions.

„museum in progress“

Austrian Airlines also promote a range of cultural institutions and initiatives. The company has for some years been the main sponsor of the "museum in progress" project, which is primarily devoted to the effective presentation of contemporary art in public in Austria. Various other institutions are also supported at exhibitions and through other activities.

11 September 2001

Help for stranded passengers

The terrorist attacks of 11 September 2001 placed huge demands on the human qualities of our personnel. As some passengers were stranded at Vienna Airport for days in the immediate aftermath of the attacks, Austrian Airlines Group employees made exemplary efforts to make the wait as tolerable as possible for customers. Working around the clock and frequently making considerable personal sacrifices, employees attended to the requirements of passengers throughout this period.

As part of the "Blankets for Afghanistan" campaign set up in November, Austrian Airlines organised the transport to the crisis region of a number of the collected blankets.

Competition compliance

As a key niche player in European aviation, co-operation with Star Alliance partners and third parties is of huge importance to the Austrian Airlines Group. The commitment to fair and undistorted competition also plays a key role in these co-operation arrangements. This is why, as part of a "Competition Compliance" training programme, the Austrian Airlines Group now familiarises its employees with competition rules in general and the fundamental provisions of European Cartel Law.

Steps taken towards environmental protection

Environmentally friendly aircraft technology

The Austrian Airlines Group has a tradition of actively co-operating with aircraft and engine manufacturers in an effort to develop environmentally friendly aircraft technologies and flight procedures. At the same time, by using the most modern technology, the Group is striving to minimise any detrimental environmental effects associated with its business activities.

Reduction in nitrogen oxides emissions

Environmentally friendly aircraft and engines are now employed throughout the Austrian Airlines Group. As a direct result of its forward-looking environmental policy, Austrian Airlines has been able to reduce its nitrogen oxides emissions by around 40 % since 1992. The de-icing fluid used to treat Group aircraft is 100 % biologically degradable, and environmental compatibility is also taken into account in the selection of suitable cleaning agents. The company's own sewage treatment plants are designed to ensure that detrimental effects on the environment are minimised.

Refuse separation

The Austrian Airlines Group also pays great attention to refuse separation. When selecting articles to be used in-flight, the airlines take care to avoid plastic packaging wherever possible and to use paper products instead.

Numerous initiatives to benefit employees

The management of the Austrian Airlines Group recognises its high level of responsibility towards the employees of the Group. The true value of this commitment is expressed in a variety of different ways – from the creation of an attractive working environment, through to flexible, family-oriented working time models, co-determination and the consistent support and training given to employees.

Above-average employee loyalty

The result of these efforts – the above average level of company loyalty on the part of employees – has been impressively confirmed by the extraordinary efforts made by staff in the past financial year. As part of the restructuring of the Austrian Airlines Group, for example, the employees of the Group agreed to waive 8 % of salary on average for a limited time. Employees whose redundancy was unavoidable on account of the tense situation are receiving active support in their professional reorientation at an independently established Mobility Centre.

Solidarity contribution by staff

Family-oriented working conditions

High proportion of part-time jobs

By demonstrating a high level of awareness of the needs of its employees with family responsibility, the Austrian Airlines Group also contributes to the creation of a positive working environment. At around 16 %, the Group provides a high proportion of part-time jobs compared to the Austrian average. The Group also works to meet the needs of its employees with children by providing computer and leisure camps during the school holidays, simultaneously making a contribution to the education and training of the next generation.

Consolidated Financial Statements

IAS Consolidated Income Statement for the Financial Year 2001

EURm	Notes	2001	2000
Flight revenue	7	1,910.1	1,526.9
Other revenue	8	185.5	208.9
Revenue		**2,095.6**	**1,735.8**
Changes in inventories	9	2.7	2.4
Income from disposal of non-current assets	10	17.3	97.6
Other operating income	10	56.2	132.1
Operating revenue		**2,171.8**	**1,967.9**
Expenses for materials and services	11	−1,418.0	−1,111.4
Personnel expenses	12	−429.9	−351.6
Depreciation and amortisation	13	−224.7	−241.0
Other operating expenses	14	−188.1	−180.1
Operating expenses		**−2,260.7**	**−1,884.1**
Result from operating activities (EBIT)		**−88.9**	**83.8**
Result from associates	15	2.8	3.1
Financial expenses	16	−131.9	−94.4
Financial income	16	65.5	60.7
Other financial expenses and income	17	−11.6	−12.2
Financial result		**−75.2**	**−42.8**
Profit before tax		**−164.1**	**41.0**
Income taxes	18	−1.2	12.2
Loss/Profit after tax		**−165.3**	**53.2**
Minority interests		−0.7	−0.3
Net loss/profit for the year		**−166.0**	**52.9**
Earnings per share	EUR	−4.88	1.56

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement

IAS Consolidated Balance Sheet as of 31 December 2001

Assets

EURm	Notes	31.12.2001	31.12.2000
Non-current assets			
Intangible assets	20	39.6	42.1
Aircraft	21	2,798.1	2,611.1
Other tangible assets	22	144.6	148.5
Investments in associates	24	7.2	4.3
Other financial assets	24	370.9	467.8
Other non-current assets	27	68.2	24.4
Deferred tax assets	28	68.8	68.8
Non-current assets		**3,497.4**	**3,367.0**
Current assets			
Inventories	25	55.3	49.0
Trade receivables	26	232.0	214.5
Other current assets	27	76.0	57.9
Short-term investments	29	224.7	267.6
Cash on hand and at bank	30	72.3	232.3
Current assets		**660.3**	**821.3**
Total assets		**4,157.7**	**4,188.3**

Shareholders' equity and liabilities

EURm	Notes	31.12.2001	31.12.2000
Shareholders' equity			
Issued share capital	31	247.2	247.2
Reserves	32	447.9	398.5
Net loss/profit for the year		−166.0	52.9
Shareholders' equity		**529.1**	**698.6**
Minority interests		**2.4**	**1.7**
Non-current liabilities			
Provisions	33	353.6	300.3
Interest-bearing liabilities	34	2,211.0	2,202.9
Other liabilities	35	82.8	122.9
Non-current liabilities		**2,647.4**	**2,626.1**
Current liabilities			
Provisions	33	236.6	253.0
Interest-bearing liabilities	34	494.2	290.5
Income tax liabilities		1.9	6.9
Other liabilities	35	246.1	311.5
Current liabilities		**978.8**	**861.9**
Total shareholders' equity and liabilities		**4,157.7**	**4,188.3**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet

IAS Statement of Changes in Shareholders' Equity
1 January 2000 to 31 December 2001

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net loss/profit for the year	Total
as at 31.12.1999	**247.1**	**278.0**	**136.7**	**661.8**
Dividend payment			−17.3	−17.3
Euro conversion	0.1		−0.1	–
Other changes			1.2	1.2
Net profit for the year			52.9	52.9
as at 31.12.2000	**247.2**	**278.0**	**173.4**	**698.6**
Dividend payment			−10.2	−10.2
IAS 39 adopted for the first time			6.7	6.7
Other changes				–
Net loss for the year			−166.0	−166.0
as at 31.12.2001	**247.2**	**278.0**	**3.9**	**529.1**

IAS Cash Flow Statement for the Financial Year 2001

EURm	2001	2000
Loss/Profit before tax	−164.1	41.0
Depreciation of non-current assets	224.7	241.0
Result from sale of non-current assets	−17.3	−97.6
Result from associates	−2.8	−3.1
Net interest	66.4	33.7
Income taxes paid	−6.9	−2.4
Changes in inventories	−0.9	5.9
Changes in assets	−27.8	6.6
Changes in provisions	34.2	52.2
Changes in liabilities (excl. financial liabilities)	−56.4	33.7
Other non-cash changes	–	15.7
Cash flows from operating activities	**49.1**	**326.7**
Investments in tangible and intangible assets	−400.4	−566.9
Investments in financial assets	−35.3	−164.9
Expenses related to purchase of consolidated interests	−5.2	−23.3
Cash acquired from first time consolidation	1.2	25.4
Income from sale of non-current assets	124.9	216.9
Financial income	65.5	60.7
Cash flows from investing activities	**−249.3**	**−452.1**
Change in non-current interest-bearing liabilities	139.4	185.4
Dividend payment	−10.2	−17.3
Financial expenses	−131.9	−94.4
Cash flows from financing activities	**−2.7**	**73.7**
Change in cash and cash equivalents	**−202.9**	**−51.7**
Cash and cash equivalents at beginning of period	**499.9**	**551.6**
Cash and cash equivalents at end of period	**297.0**	**499.9**

The following Notes to the Financial Statements are an integral part of this Cash Flow Statement

Notes

Introduction

The consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft (in the following: Austrian Airlines AG) have been prepared in accordance with International Accounting Standards (IAS). In March 1999, taking into account the trend towards international accounting, the Austrian legislator passed the Law on Consolidated Accounts (Konzernabschlussgesetz). According to this law, any consolidated financial statements and management reports prepared in accordance with internationally accepted accounting principles are to be recognised as a replacement of the consolidated financial statements according to Austrian accounting principles (Austrian Commercial Code). The financial year 2000 was the first in which Austrian Airlines took the opportunity to use IAS to prepare its consolidated financial statements in this way.

The consolidated financial statements have been prepared in millions of euros. The data for the financial year 2001 relate to the balance sheet date 31 December 2001 and the period from 1 January to 31 December 2001 respectively.

By preparing the consolidated financial statements in accordance with internationally accepted accounting principles based on the euro, the company will meet the growing need amongst the investor community and financial experts for annual accounts based upon internationally comparable information.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the air travel industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines. The headquarters of the company are located in Vienna.

As well as its four operative airlines of Austrian Airlines, Tyrolean Airways, Lauda Air and Rheintalflug, the Austrian Airlines Group also includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for Flight Operations.

Preparation of financial statements

The financial statements of all fully consolidated companies both at home and abroad, which are material to the group accounts or are subject to statutory audit according to national regulations, were audited by independent auditors and provided with unqualified audit opinions. The orderly reconciliation of the statutory financial statements to individual IAS financial statements based on Group accounting guidelines was also confirmed by the auditors. The annual financial statements of the consolidated companies were based on historical cost as of the balance sheet date of the consolidated financial statements. In the view of a true and fair presentation, individual items in the Balance Sheet and Income Statement have been presented in a condensed form. These items have been broken down separately in the Notes to the Financial Statements.

New standards

IAS 39 (Financial Instruments: Recognition and Measurement) was applied for the first time as of 1 January 2001. The resultant changes in measurement amounting to EUR 6.7m were recognised as adjustments to retained earnings not affecting the operating result. The basic principle of IAS 39 (Financial Instruments: Recognition and Measurement) is a far-reaching valuation of financial instruments at fair values.

Accounting principles

The Consolidated financial statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with International Accounting Standards (IAS), taking into account the Interpretations of the Standing Interpretations Committee (SIC). All the standards referred to were also applied in the previous year.

Income and expenditure
Income from services and the sale of merchandise are recognised when the corresponding service has been performed or when the risks and rewards associated with the right of ownership are transferred to the buyer. The other criteria included in IAS 18 (Revenue) are normally also met at this time. Revenue is measured at the fair value of the consideration received taking into account the amount of any trade discounts. Financial income is valued on a proportional basis, taking the effective interest rate into account.

Dividends are recognised at the time at which the legal claim to the dividend is established.

At the time at which the income is recognised, the relating expenditure is also recognised (matching principle), provided that, if the expenditure has not yet led to an outflow of resources, a liability exists.

Intangible and tangible assets
Intangible and tangible assets are valued at acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. Depreciation is calculated on a straight-line basis. Assets are depreciated from the beginning of the benefits received from the use of the asset. Interest expenses are not capitalised.

The estimated useful life of intangible assets are as follows:

Type	Estimated useful life in years
Software licences and other rights	5 to 10
Goodwill	20
Negative Goodwill	18

The depreciation period is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft – when new - is as follows:

Type	Estimated useful life in years	Residual value in %
B777	20	10
B767	20	10
B737	18	10
A340	20	10
A330	20	10
A310	18	10
A321	18	10
A320	18	10
MD-80	15	10
Fokker 70	15	10
Canadair RJ	15	10
Embraer RJ	15	10
Dash-8	12	10
Learjet	12	10

The estimated useful life of tangible assets are as follows:

Type	Estimated useful life in years
Buildings	20 to 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 to 10
Cars	8
Technical equipment	5
EDP equipment	5

If an asset is impaired, the carrying amount is reduced to its lower recoverable amount. The value of the asset is determined by discounting the expected future earnings attributable to this asset.

According to the market value estimates produced for the aircraft stock depreciation to a lower recoverable amount is not required. In detail, calculation was made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.5 % has been set for the purposes of calculation.

Lease financing

Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person bears substantially all risks and rewards connected with the ownership of the lease. If it is determined that the economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs born by the lessee. Both the depreciation charge and the estimated useful life correspond with that of comparable assets purchased.

Financial assets

Financial assets are capitalised and calculated at cost. Non-current low or non-interest bearing loans are valued at the net present value as at the date of issuance. Marketable shares quoted on a stock exchange are valued at the balance sheet date at the lower of cost or market. Investments in non-consolidated subsidiaries and other investments are valued at cost. As at the balance sheet date other financial assets are written down to the lower of cost or market, where this reduction is deemed permanent.

In accordance with IAS 22 (Business Combinations), the difference between the negative IAS shareholder's equity of Lauda Air and the net book value of the investment recorded in the Austrian Airlines Group, as of 31 October 2000 of approximately EUR 135.7m, which arose from the change in accounting for Lauda Air from equity to fully consolidated, was allocated to the aircraft in direct relation to their hidden reserves. Subsequently the allocated goodwill is amortised over the remaining useful life of the asset or, upon sale, added to the net book value of the asset. In as far as the hidden reserves are foreign currency related (USD), impairment charges were required to account for the loss incurred, which were offset by a corresponding change in foreign currency liabilities. The correspondent effect in the financial year 2001 amounted to EUR 14.7m.

Inventories

Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on average cost, whereby interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value. Net realisable value is determined by the net selling price of the final product.

Accounts receivable

Short-term accounts receivable are valued at cost. Low- or non-interest-bearing monetary accounts receivable, repayable after more than one year, are valued at their initial net present value. Doubtful accounts receivable are written down to the lower realisable value. Provision is also made for general economic risk by means of valuation allowances. Accounts receivable in foreign currencies are translated at the mid-market price as at the balance sheet date.

Short-term securities

Short-term securities are valued at the lower of cost or market price, which was determined on the basis of a single item valuation.

Derivatives

The Austrian Airlines Group uses derivatives to provide coverage against interest rate and currency risks, and to hedge against the fuel price risk. Fuel price hedging is carried out in the form of fixed price agreements and option transactions on the crude and fuel oil market. Only option transactions were in use as at 31 December 2001. Profits and losses arising through fuel price hedging are recorded under fuel expenditure. The option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset (until the option is exercised or expires) and amortised on a straight-line basis over the vesting period. They are valued as at the balance sheet date at the lower of cost or market. At the expiration/exercise date the full-capitalised amount is charged/credited either to interest expense, foreign currency exchange differences or fuel expenditure.

Provision for pensions, severance payments and anniversary bonuses

In addition to specific pension commitments with senior employees especially members of the Board of Management of the Group have the following primarily defined benefit pension plans:

Pension plan

A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual senior employees of subsidiaries. Also included in this scheme are all senior employees appointed after 1994.

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. In the Federal Republic of Germany, a similar agreement exists with the employees whereby this is based on an agreement. The company makes appropriate provisions for this liability. With effect as of 31 December 1996, the pension contribution regulation for the pilots and flight attendants of Austrian Airlines AG was also transferred to an external pension fund. The collective bargaining agreement foresees a pension for pilots, payable at the earliest at the age of 55, amounting to 60% of the final salary, whereby this incorporates the entitlement of the ASVG pension, any invalidity benefit as well as the widows' and orphans' pension with its upper limit. For flight attendants, a direct contribution scheme dependent upon the length of service and limited to 20 % of final salary and a pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also in existence. Furthermore there are individual pensions with two senior employees arising from agreements before 1994. These essentially correspond with the scheme in place for the pilots of Austrian Airlines AG.

Provisions were also made at Tyrolean Airways for a new employee pension guaranteed on a collective basis and amounting to 2 % of respective gross annual compensation.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption to a severance payment upon termination of their terms of employment through the employer or upon resignation for an important reason, if they have been employed for at least 10 years and in any case, upon retirement. The payment depends on the annual salary at the time of termination and the length of employment. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the "Anwartschaftsbarwertverfahren", which roughly corresponds to the "Projected Unit Credit Method". The provisions are calculated annually as at the year-end by an external actuary.

The provisions have been calculated using the following actuarial assumptions:

- Biometrical Parameters: "Rechnungsgrundlagen für die Pensionsversicherung von F.W. Pagler – unveröffentlicht" using the forecasting factors stated in "Berufsunfähigkeitsversicherung in Österreich" by Pagler & Pagler
- Fluctuation: for severance payments and anniversary bonuses, between 1.5 % and 12.0 % depending upon age and type of collective agreement
- Age of retirement: 61.5 for males and 56.5 for females
- Discount rate: 5.5 % p.a.
- Salary increases: between 2.5 % and 5.0 % p.a. depending upon years of service and remuneration, whereby increases shall incorporate estimated rates of inflation of 2 % p.a. and career assumptions
- Pension increase: 2.0 % p.a.
- Pension fund surplus: 5.5 %

When income or expenses resulting from either a change in one of the assumptions or from an actuarial gain or loss exceed the defined benefit obligation as at the previous year end by more than 10 %, then the excess over the 10% is charged/credited annually by the amount of the remaining period of service. The pension provision is calculated in accordance with IAS 19 (Employee Benefit Costs), using the "Anwartschaftsbarwertverfahren".

Tax and other provisions

Tax and other provisions are recorded to the extent that an obligation exists to third parties, that future payments are probable and that the provisions can be measured reliably. Should none of these criteria be applicable then the corresponding obligation is reported under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined each year. Provisions in foreign currency are translated at the closing rate. For expected maintenance work to be carried out by third parties, pro-rata provision is made on the basis of maintenance requirements as determined by the regulative authorities. The provision for commitments under the "Miles & More" frequent flyer programme is calculated in line with the agreement drawn up with Lufthansa. This item also includes a provision associated with the general comparison with the Lauda Privatstiftung.

Liabilities

An item of EUR 331.5m owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

The preference shares issued by Lauda Air, which are subject to a mandatory public offer by Austrian Airlines, are valued at the offer price and reported as a liability.

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the conclusion of the agreement. Other liabilities are valued at the repayable amount. Liabilities in foreign currencies are translated at the closing rate.

In connection with lease financing, a commitment was made to observe defined ratios of balance sheet cover in relation to contractual partners, in case a fundamental change in ownership structure should occur.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes), under the "Full Liability Method". Under IAS 12, deferred tax is calculated on timing differences between the tax base and the respective IAS values on the level of the individual companies. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the near future.

Estimates

In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements. It is possible that the actual amounts may vary from such estimates used.

4 Methods of consolidation

All significant subsidiaries under the legal and/or actual control of Austrian Airlines AG are included in the consolidated financial statements. Significant associates are accounted for under the "Equity Method" if the Group holds an interest of between 20 and 50 per cent and exercises significant influence. Other investments are carried at cost.

Capital consolidation is based on the "Book Value Method". For the purpose of initial consolidation of subsidiaries, acquisition costs of equity investments are compared to the Group's share in the carrying amount of the respective company's equity. The difference between acquisition cost and prorated equity is, as a rule, allocated initially to the subsidiary's assets and liabilities up to the amount of the difference between fair value and carrying amount. In subsequent consolidations, the hidden reserves and encumbrances, disclosed as a result of this measure, shall be carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill and amortised over its estimated useful life, applying the straight-line method. According to the transitional provisions in IAS 22 (Business Combinations), goodwill arising up to 31 December 1994 is charged directly to the reserves. Should the goodwill not be covered by the present value of future revenues, it is subject to impairment. The value of the acquired net assets exceeding the acquisition costs is recognised as a negative goodwill and amortised on a straight-line basis over the remaining useful life of the non-monetary fixed assets (18 years). The carrying amount of the investments accounted for using the equity method is increased or reduced respectively at each reporting date by Austrian Airlines Group's pro-rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of some principles as applicable to full consolidation. Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated. For temporary differences from consolidation, deferred taxes are recognised as required under IAS 12.

Scope of consolidation

Twelve (twelve in the previous year) subsidiaries are fully consolidated. The investments in five (five in the previous year) associates are accounted for in the consolidated financial statement under the equity method. Other investments are carried at cost or, if the current market value has declined permanently, at the lower market value in the consolidated balance sheet. Companies have been included in the consolidated financial statements on the basis of their significance. The companies not included are considered to be insignificant on a stand-alone as well as on an overall basis regarding the true and fair presentation of the consolidated financial statements. The following subsidiaries were included in the consolidated financial statements on the basis of **full consolidation:**

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Vienna	100.0
Austrian Airlines Lease and Finance Company Limited	St. Peter Port	100.0
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100.0
Rheintalflug Vorarlberger Luftfahrt GmbH	Bregenz	100.0
AUA Versicherungs-Service Gesellschaft m.b.H.	Vienna	100.0
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H.	Vienna	100.0
Charter Marketing Lauda – Austrian GmbH	Schwechat	99.51
Lauda Air Luftfahrt AG	Schwechat	99.03
UIA Beteiligungsgesellschaft m.b.H.	Vienna	77.78
ACS Aircontainer Services Gesellschaft m.b.H.	Vienna	76.0
TRAVIAUSTRIA, Datenservice für Reise und Touristik Gesellschaft m.b.H.	Vienna	65.0
AVICON Aviation Consult Gesellschaft m.b.H.	Vienna	60.0

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.	Schwechat	35.0
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
GTT Holding GmbH	Vienna	25.0
GULET TOUROPA Touristik GmbH	Vienna	25.0
TUI-Austria Reiseveranstaltungs-GmbH	Vienna	25.0

The effects of changes in the scope of consolidation on the consolidated balance sheet at initial consolidation – these are essentially attributable to the purchase of the 100 % holding in Rheintalflug – are as follows:

EURm	+/–
Non-current assets	88.8
Current assets	4.9
Non-current liabilities	–82.9
Current liabilities	–9.1
Shareholders' equity	**1.7**

In the financial year 2001, the companies fully consolidated for the first time contributed EUR 45.1m to Group turnover and EUR −4.6m to the Group result. The existing investment in Lauda Air Luftfahrt AG, Vienna-Schwechat was also completed in 2001, as the Group brought its purchases of the holdings of Lufthansa, the Lauda Privatstiftung and other syndicate members to a conclusion in legal terms. Following an appropriate mandatory public share offer, furthermore, fundamental proportions of the free float shares and preference shares were acquired, thereby increasing the Group's holding to approximately 99 % (this figure includes the 2.67 % of shares already held by A.L.F.). A profit and loss transfer agreement was concluded in November, which received authorisation from the Lauda General Meeting of Shareholders in December and took effect from the beginning of 2001. The holding in Lauda Air SpA was transferred in October 2001 for no reciprocal payment. With effect from 31 December 2001, OE-LAU Projekt GmbH was merged with Lauda Air in an up-stream merger. In February 2001, 25 % of TUI-Austria Reiseveranstaltungs-GmbH was acquired.

6 Currency translation

The acquisition costs of assets purchased in foreign currency – primarily aircraft invoiced in US dollars – are determined by using the exchange rates effective at the time of payment. In case of rate-hedged payments, the acquisition costs are based on the hedged rates. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion

EUR	2001		2000	
	Market price on reporting date	Average market price	Market price on reporting date	Average market price
US dollar	0.8813	0.8960	0.9311	0.9277
Japanese yen	115.33	107.84	106.96	99.33
Swiss franc	1.4829	1.5131	1.5220	1.5638
British pound	0.6085	0.6226	0.6250	0.6106

Notes to the Income Statement

7 Flight revenue

Flight revenue by type of service

EURm		2001	2000
Scheduled	Passengers	1,580.6	1,307.5
	Excess baggage	6.7	4.9
	Cargo	108.4	102.4
	Airmail	5.8	5.0
Scheduled	Total	1,701.5	1,419.8
Charter		208.6	107.1
		1,910.1	**1,526.9**

The first time incorporation of Rheintalflug led to an increase in flight revenue of EUR 42.7m. In the financial year 2000, Lauda Air was at equity for ten months and fully consolidated for two months. In the ten month period from January to October of the preceding year, Lauda Air generated flight revenue of EUR 335.5m.

8 Other revenue

EURm	2001	2000
Sales of goods	39.5	37.0
Commissions	34.0	26.6
Technical services	22.4	18.7
Handling services	9.4	14.7
Aircraft lease	67.3	100.4
Other	12.9	11.5
	185.5	208.9

The commissions are primarily due to ticket sales for other airlines. The revenue from aircraft leasing amounting to EUR 67.3m relates principally to the lease of two A310 type aircraft to a Spanish airline and of three B767 aircraft to Lauda Italy. As well as personnel expenses charged to third parties, the Other revenue item includes revenue from service provider charges and the corresponding lease of equipment on behalf of TRAVIAUSTRIA.

9 Changes in inventories

The capitalised own services included in the changes in inventories increased by EUR 0.3m on the preceding year and represent modification work on aircraft as well as self-constructed assets.

10 Other operating income

EURm	2001	2000
Income from disposal of non-current assets excluding financial assets	17.3	97.6
Income from release of provisions	20.5	14.6
Income from charges to third parties	12.3	15.2
Rental income	3.6	5.4
Other operating income	19.8	96.9
	73.5	229.7

Income from the sale of non-current assets excluding financial assets is primarily attributable to the sale of one aircraft of type MD-87, one A310, one Dash-8/300, and rotables. Other operating income primarily consists of foreign currency exchange rate gains of EUR 6.9m. Other operating income includes the amortisation of negative goodwill resulting from the first time consolidation amounting to EUR 0.1m.

11 Expenses for materials and services

Expenses for materials and services increased by EUR 29.6m due to the extension of the scope of consolidation as a result of the acquisition of Rheintalflug. In the financial year 2000, Lauda Air was at equity for ten months and fully consolidated for two months. In the ten month period from January to October of the preceding year, expenses for materials and services at Lauda Air amounted to EUR 252.5m. The principal increases are attributable to the rise in road feeder services and the aircraft parts and subcontracted aircraft overhaul item.

EURm	2001	2000
Aircraft fuel	256.1	213.4
Ground handling charges	353.6	279.4
En route charges	108.6	86.7
Aircraft parts and subcontracted aircraft overhauls	166.5	108.1
Long-term aircraft lease	34.9	31.4
Expenditure from Blocked Space Agreements	30.1	37.7
Road feeder services, etc.	18.8	14.9
Expenditure on commissions	214.4	156.7
Passenger servicing	115.8	88.2
Expenditure on reservations systems	37.7	27.9
Other flight-related expenditure on purchased services	27.3	18.8
Other material usage and purchased services	54.2	48.2
	1,418.0	**1,111.4**

12 Personnel expenses

EURm	2001	2000
Wages and salaries	303.9	253.7
Severance payments	20.5	8.9
Pensions	21.4	18.7
Compulsory social expenses	72.2	60.0
Other social expenses	11.9	10.4
	429.9	**351.6**

Of the increase, a total of EUR 6.8m relates to the change in the scope of consolidation. In the financial year 2000, Lauda Air was at equity for ten months and fully consolidated for two months. In the ten month period from January to October of the preceding year, the personnel expenses of Lauda Air amounted to EUR 51.1m. The average number of employees was as follows:

Average number of employees

	2001	2000
Austrian Airlines	5,164	5,079
Lauda Air	1,594	1,626
Rheintalflug	145	–
Tyrolean Airways	966	947
Other Group employees	77	73
	7,946	**7,725**

The figure of 7,946 employees includes 84 blue collar employees (105 in the previous year).

This breakdown includes part-time employees on a proportionate basis of their working hours.

13 Depreciation and amortisation

The breakdown of depreciation and amortisation amounting to EUR 224.7m is presented separately in the Notes. Furthermore, EUR 0.4m arises from goodwill amortisation. Income related to negative goodwill amortisation is reported under other operating income. In the financial year 2000, Lauda Air was at equity for ten months and fully consolidated for two months. In the ten month period from January to October of the preceding year, depreciation and amortisation expenses at Lauda Air amounted to EUR 36.3m.

14 Other operating expenses

EURm	2001	2000
Taxes (excluding taxes on income)	3.2	3.6
Rents, operating expenses, maintenance of premises	60.0	51.7
Advertising, sales promotion, etc.	36.2	36.8
Postage and telecommunications charges	12.1	11.2
Travel expenses of ground staff	8.0	9.0
Other	68.6	67.8
	188.1	**180.1**

Other expenses include insurance, legal, audit, consultancy and other administrative expenses, etc.

15 Result from associates

The result from associates consists exclusively of positive results from investments recorded under the equity method.

16 Financial expenses and income

EURm	2001	2000
Income from other securities and other long-term financial assets	37.9	35.1
Other interest and similar income	27.6	25.6
Interest and similar financial expenses	−131.9	−94.4
	−66.4	**−33.7**

17 Other financial expenses and income

EURm	2001	2000
Result from other investments	−14.5	−15.3
Income from sale of financial assets	1.0	3.0
Result from securities	1.9	0.1
	−11.6	**−12.2**

This year's negative result from other investments relates primarily to provisions for the shares in Lesino and the holdings of Lauda Air in subsidiaries (OE-LAU and Lauda Air Italy).

18 Income taxes

Both income taxes paid or owed by the individual companies and deferred tax charge (income) are recorded as income taxes.

EURm	2001	2000
Deferred tax income	–	14.7
Other income tax expenses	1.2	−2.5
	1.2	**12.2**

The effective tax rate (income tax credit) in the year under review represents 0.7%. The reconciliation of the difference between the Austrian income tax rate of 34% and the reported effective tax rate is as follows:

EURm	2001	2000
Profit before tax	−164.1	41.0
Income tax expenses applying the Austrian corporate income tax rate of 34%	−55.7	13.9
Effect of tax allowances (investment allowances and others)	–	−11.3
Effect of § 10 Corporate Income Tax Law on tax-exempt investment income, of non-consolidated companies, and of the tax-effective write-off of investments	4.2	−1.6
Change in temporary differences (commercial law − tax law)	25.1	−13.1
Valuation allowance tax losses carry forward	22.8	–
Amortisation of goodwill/negative goodwill	−0.1	−0.1
Change in non-temporary differences	2.6	−0.2
Effect of tax rates deviating from Austrian corporate income tax rate	2.3	–
Effective tax expense (+)/income (−)	1.2	−12.2
Effective tax rate (tax income) in %	0.7	29.8

Notes to the balance sheet

19 Non-current assets

EURm	Intangible assets	Aircraft	Other fixed assets	Financial assets	Total assets
Acquisition costs					
Balance 1.1. 2001	84.4	3,354.2	361.3	488.8	4,288.6
Effect of the change in scope of consolidation	0.2	86.8	1.2	0.5	88.8
Additions	9.9	369.1	21.4	35.3	435.7
Disposals	5.8	192.8	11.1	131.2	341.0
Reclassifications	–	0.3	–0.3	–	–
Balance 31.12.2001	88.7	3,617.6	372.5	393.4	4,472.2
Depreciations					
Depreciation charge for the year	10.5	193.1	21.0	3.3	228.1
Accumulated depreciation	49.1	819.5	227.9	15.2	1,111.7
Book value 31.12.2001	39.6	2,798.1	144.6	378.2	3,360.5
Book value 1.1.2001	42.1	2,611.1	148.5	472.1	3,273.8

Tangible assets also include leased assets, which, due to the substance of the lease agreements are treated as finance leases although there is no legal ownership by the Group. The development of these assets is shown under Note 23. Of the aircraft used at the end of the year under review, seven Fokker 70, one A340, four A321, one A320, one B777, three B767, five B737, seven CRJ, three ERJ and two Dash-8 are finance leases.

Almost all aircraft and parts of the spare engines, as well as deposit payments, are pledged within the framework of financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies.

20 Intangible assets

EURm	Industrial property rights and similar rights and licences	Goodwill	Negative Goodwill (Badwill)	Advance payments	Total
Acquisition costs					
Balance 01.01.2001	75.7	9.8	–1.2	0.2	84.4
Effect of the change in the scope of consolidation	0.2	–	–	–	0.2
Additions	8.9	–	–	1.0	9.9
Disposals	5.8	–	–	–	5.8
Reclassifications	–	–	–	–	–
Balance 31.12.2001	79.0	9.8	–1.2	1.2	88.7
Depreciations					
Depreciation charge for the year	10.1	0.5	–0.1	–	10.5
Accumulated depreciation	47.0	2.4	–0.3	–	49.1
Book value 31.12.2001	32.0	7.4	–0.9	1.2	39.6
Book value 01.01.2001	35.0	7.9	–1.0	0.2	42.1

Of additions, an amount of EUR 9.9m relates to the purchase of rights for improvement and upgrade of information systems.

21 Aircraft

EURm	Aircraft, reserve engines and spare parts	Advance payments and assets under construction	Total
Acquisition costs			
Balance 01.01.2001	3,220.6	133.6	3,354.2
Effect of the change in the scope of consolidation	86.5	0.3	86.8
Additions	332.9	36.2	369.1
Disposals	192.7	0.1	192.8
Reclassifications	33.0	−32.7	0.3
Balance 31.12.2001	3,480.3	137.3	3,617.6
Depreciations			
Depreciation charge for the year	193.1	–	193.1
Accumulated depreciation	819.5	–	819.5
Book value 31.12.2001	2,660.8	137.3	2,798.1
Book value 01.01.2001	2,477.5	133.6	2,611.1

Disposals of aircraft relate primarily to the sale of one aircraft of type MD-87, one A310 and one Dash-8/300. A total of EUR 332.9m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. In the medium haul sector, one aircraft of type A321, two A320, two B737, one Dash-8/400Q and one Canadair Regional Jet were purchased. Additions related to the advance payments for aircraft and assets under construction totalling EUR 36.2m represent primarily the delivery of aircraft of types A320/321, B777, B737, Dash-8 and Canadair Regional Jet.

According to the market value estimates produced for the aircraft stock depreciation to a lower recoverable amount is not required. In detail, calculation is made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.5 % has been set for the purposes of calculation.

22 Other tangible assets

EURm	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Acquisition costs					
Balance 01.01.2001	213.4	23.0	122.9	2.0	361.3
Effect of the change in the scope of consolidation	–	0.4	0.9	–	1.2
Additions	3.3	2.0	11.8	4.2	21.4
Disposals	–	0.1	11.0	–	11.1
Reclassifications	0.5	0.1	0.4	−1.2	−0.3
Balance 31.12.2001	217.1	25.4	124.9	5.0	372.5
Depreciations					
Depreciation charge for the year	6.9	1.8	12.4	–	21.0
Accumulated depreciation	114.1	19.1	94.6	–	227.9
Book value 31.12.2001	103.0	6.3	30.3	5.0	144.6
Book value 01.01.2001	106.1	5.8	34.6	2.0	148.5

The real estate included under the Land and buildings item and property on land owned by third parties amount to EUR 1.6m.

23 Leased assets

The total amount of leased assets, which represents the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm	Leased aircraft and reserve engines	Leased buildings
Acquisition costs		
Balance 01.01.2001	940.9	10.1
Effect of the change in the scope of consolidation	86.5	–
Additions/reclassifications	133.9	–
Disposals	38.9	–
Balance 31.12.2001	1,122.4	10.1
Depreciations		
Depreciation charge for the year	55.3	0.2
Accumulated depreciation	259.8	2.3
Book value 31.12.2001	880.0	7.8
Book value 01.01.2001	744.1	8.0

Contractual terms for plant, machinery and office equipment are between one and five years. The agreements contain mostly fixed lease payments as well as purchase options at the end of the lease term. An extension of the agreements on the side of the lessee is possible, while termination of the agreements is not.

In addition to the finance lease agreements, a considerable number of lease agreements has been signed, which qualify as operating leases in terms of their economic substance, so that the leased subject is accounted for in the books of the lessor. This primarily concerns building lease agreements. The operating lease agreements for eight aircraft run for between several months and eight years. As a rule, the agreements end automatically after the expiry of the contractual term, although lease extension options exist in a number of cases. Of the eight aircraft, two are subleased by means of operating leases. The lease agreement for hangar III at Schwechat Airport has a maturity term of eight years.

Aircraft being the beneficial and legal ownership of the Group are leased by means of the operating lease. On the basis of these agreements, which have lease terms between several months and five years, cash amounting to EUR 78.2m will be received throughout the entire lease period.

24 Financial assets

EURm	Investments in subsidiaries	Investments	Loans to investments	Other securities	Other loans	Total
Acquisition costs						
Balance 01.01.2001	0.1	49.7	7.0	216.4	215.5	488.8
Effect of the change in the scope of consolidation	–	–	–	0.3	0.2	0.5
Additions	–	4.4	–	2.0	28.9	35.3
Disposals	–	10.0	6.0	7.8	107.4	131.2
Reclassifications	–	–	–	–	–	–
Balance 31.12.2001	0.1	44.2	1.0	210.9	137.2	393.4
Depreciations						
Depreciation charge for the year	–	2.5	–	0.8	–	3.3
Accumulated depreciation	–	13.2	–	2.0	0.1	15.2
Book value 31.12.2001	0.1	31.0	1.0	208.9	137.2	378.2
Book value 01.01.2001	0.1	34.2	7.0	215.3	215.5	472.1

The following table compares the book and market values of the securities recorded under Financial assets.

EURm	31.12.2001	31.12.2000
Book value	208.9	215.3
Market value	207.3	215.3
Unrealised loss	–1.6	–
Average effective interest yield in %	6.33	6.70

Other loans primarily represent deposit payments made for aircraft financing.

25 Inventories

Inventories, which total EUR 55.3m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and in Duty Free shops and other merchandise.

EURm	31.12.2001	31.12.2000
Operational supplies and consumables	46.1	37.7
Goods for sale and other merchandise	9.2	11.3
	55.3	49.0

The change in the inventory is primarily the result of the first time consolidation of Rheintalflug.

26 Trade receivables

Due within one year

EURm	31.12.2001	31.12.2000
Trade receivables	232.0	214.4

As of 31 December 2001, valuation allowances amounted to EUR 9.1m. No general provision was recorded on trade receivables. Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The reported book values of the monetary assets described in these items correspond to their market values.

27 Other current assets

Due within one year

EURm	31.12.2001	31.12.2000
Other accounts receivable	46.0	46.2
Prepaid expenses, accrued income	30.0	11.7
	76.0	57.9

Due after more than one year

EURm	31.12.2001	31.12.2000
Other accounts receivable	34.6	20.8
Prepaid expenses, accrued income	33.6	3.6
	68.2	24.4

As at 31 December 2001, valuation allowances amounting to EUR 5.5m were made on Other current assets. No general provision on other receivables was recorded. Other non-current assets also include accrued interest income of EUR 2.9m. The reported book values of the monetary assets recorded in these items correspond to their market values. The Prepaid expenses and accrued income item mainly consists of rental payments made in advance.

28 Deferred tax assets

The deferred tax assets reported in the balance sheet are based on the following temporary differences between the carrying amounts for IAS financial reporting purposes and the tax base. The deferred taxes were determined using the Austrian tax rate of 34%.

EURm	2001	2000
Tax loss carry forward	130.3	56.4
Assets (primarily aircraft)	–250.4	–251.7
Lease liabilities	254.4	276.6
Provisions for pension obligations	116.1	101.8
Provisions for severance payments	10.9	22.1
Provisions for anniversary bonuses	12.3	11.8
Provisions for additional depreciation	–6.9	–6.8
Other provisions	14.1	22.6
Untaxed reserves	–49.1	–39.1
Other liabilities	–22.3	18.5
Consolidating entries	–7.0	–9.8
Tax base	**202.4**	**202.4**
Deferred tax assets	**68.8**	**68.8**

Deferred tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit is probable. The deferred tax on loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. The value of the existing deferred tax asset at Lauda Air has been entirely written off. No deferred taxes were accounted for profits of A.L.F., which are not intended for distribution.

29 Short-term investments

The following table shows the book and market values of the securities on current assets as of the balance sheet date:

EURm	31.12.2001	31.12.2000
Book value	224.7	267.6
Market value	224.9	267.8
Unrealised profit	0.2	0.2
Average effective interest yield in %	7.16	6.58

Securities totalling EUR 224.7m purchased for the purposes of capital investment consist primarily of loans, other obligations and investment certificates from issuers in Austria and abroad.

30 Cash on hand and at bank

The book and market values of cash on hand and at the bank as of the balance sheet date are as follows:

EURm	31.12.2001	31.12.2000
Book value	72.3	232.3
Market value	72.3	232.3

The following is a breakdown of bank deposits by currency:

EURm	31.12.2001	31.12.2000
EUR	54.5	204.2
USD	9.2	13.5
CHF	0.5	0.3
JPY	0.3	0.4
Other currencies	7.8	13.9
	72.3	**232.3**

31 Shareholders' equity

The share capital of Austrian Airlines AG, totalling EUR 247.2m, is broken down into 34 million individual share certificates. The shares of the company are listed at the 'A' Segment of the Vienna Stock Exchange and are part of the ATX. As resolved by the 42nd Ordinary General Meeting of 19 May 1998, the Board of Management was empowered, on approval by the Supervisory Board, to increase the company's share capital by a nominal EUR 94.4m until 19 May 2003 through the issue of new shares (authorised capital). As the share capital was increased by EUR 58.1m in 1999, a residual amount of EUR 36.3m remains as authorised capital. The resolution was adopted by the 43rd Ordinary General Meeting of 27 April 1999 to convert the share capital from ATS 3,400,000,000 into EUR 247,180,000. In doing so, a total of EUR 92,363.83 was withdrawn from retained earnings for rounding differences and used for the capital increase. In the Ordinary General Meeting of 10 May 2000, authorisation was given to buy back up to 10 % of the issued share capital, which is subject to a time restriction of 18 months. The authorisation has not yet been used. Net profit for the year is recorded under retained earnings. In accordance with IAS 27 (Consolidated financial statements and Accounting for Investments in Subsidiaries), the minority interests are recorded as separate line item in the Consolidated Balance Sheet.

32 Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet profit of the parent company can be used for the payment of dividends. A limitation on profit distribution exists in relation to the capital reserves and other restricted reserves.

33 Provisions

Long-term provisions

EURm	31.12.2001	31.12.2000
Provisions for pension obligations	74.6	72.9
Provisions for severance payments	133.2	129.8
Provisions for anniversary bonuses	13.6	12.0
Provisions for aircraft overhauls	121.3	76.7
Other provisions	10.9	8.9
	353.6	**300.3**

The increase in provisions for aircraft overhauls is attributable to the extension of the fleet and a reassessment of the provisions to be met.

According to IAS 19 (Employee Benefits), the valuation of provisions for employee benefits is determined under the "Projected Unit Credit Method". According to this method, the amount necessary for the accumulations of the full accrual is charged to the period to which the benefit growth is allocated. The provisions for social capital show the following development:

EURm	Pension obligations	Severance payments	Anniversary payments
Present value of obligations (DBO) as at 01.01.2001	136.3	75.6	13.1
Unrealised actuarial profit/loss as at 01.01.2001	−6.5	−2.7	−1.1
Provisions as at 01.01.2001	129.8	72.9	12.0
Current service cost	9.5	5.9	2.0
Interest costs	8.4	6.1	0.7
Total expenditure for financial year	17.9	12.0	2.7
Payments	−14.5	−10.3	−1.1
Provisions as at 31.12.2001	133.2	74.6	13.6

Short-term provisions

EURm	31.12.2001	31.12.2000
Unearned transportation revenues arising from flight documents sold and not yet used	38.4	47.4
Provisions for personnel costs	36.2	46.0
Provisions for services not yet invoiced	53.4	55.8
Provisions for sales commissions	21.0	10.3
Other provisions	87.6	93.5
	236.6	**253.0**

34 Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2001	31.12.2000
Bonds issued	42.5	104.4
Amounts owed to banks	986.8	1,055.2
Other non-current liabilities	1,181.7	1,043.3
	2,211.0	**2,202.9**

Current interest-bearing liabilities

EURm	31.12.2001	31.12.2000
Amounts owed to banks	300.0	271.8
Other current liabilities	194.2	18.7
	494.2	**290.5**

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

The increase in the Other current liabilities item is overwhelmingly attributable to new lease liabilities in connection with newly purchased aircraft.

The following table contains the terms and conditions of interest-bearing liabilities as of 31.12.2001, as well as their book and market values:

EURm		EUR	USD	CHF	JPY	Book value	Market value
Up to 1 year	of which fixed	–	31.8	–	–	31.8	31.8
	of which variable	102.1	166.3	115.5	78.5	462.4	462.4
1 to 5 years	of which fixed	–	–	–	–	–	–
	of which variable	366.4	270.2	317.6	179.8	1,134.0	1,134.0
Over 5 years	of which fixed	–	–	42.5	54.4	96.9	77.8
	of which variable	433.8	433.9	83.2	29.2	980.1	980.1
		902.3	**902.2**	**558.8**	**341.9**	**2,705.2**	**2,686.1**

An item of EUR 331.5m owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

35 Other liabilities

Other non-current liabilities

EURm	31.12.2001	31.12.2000
Other non-current liabilities	82.8	122.9

Other non-current liabilities in the year under review include EUR 50.1m of non-current accrued expenses and deferred income.

Other current liabilities

EURm	31.12.2001	31.12.2000
Advances received from customers	2.3	1.2
Trade accounts payable	147.3	186.3
Accounts payable to associated companies	32.8	2.5
Liabilities relating to other taxes	0.9	3.5
Liabilities relating to social security	2.2	4.9
Other liabilities	46.6	87.4
Accrued expenses and deferred income	14.0	25.8
	246.1	**311.5**

36 Contingencies

Guarantees and contingencies amounting to EUR 315.6m relate primarily to contingencies arising from sale-and-lease-back agreements, set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing. Of the contingent liabilities reported, EUR 9.6m relate to Group companies. A provision of approximately EUR 17.6m has been made for the possible exercising of existing put/call options between A.L.F. and Lesino Privatstiftung or SKWB-Schoeller Bank AG, in relation to the shares in Lesino Holding GmbH. This investment and the associated put/call option were sold in the first quarter 2002. The economic performance of Lauda Air – besides the operating risks relating to existing overcapacities and open aircraft orders – could be heavily influenced by significant foreign currency positions in US dollars and Japanese yen. On the basis of the profit and loss transfer agreement already concluded, the Group parent company bears this risk with immediate effect.

EURm	31.12.2001	31.12.2000
Guarantees from aircraft financing	301.4	396.0
Other contingent liabilities	14.2	47.3

37 Other financial obligations

EURm	2001
Order commitments for aircraft	909.7
Other	186.4
	1,096.1

The open order commitment relates to 18 aircraft; the Other item includes other capital assets and long-term obligations.

38 Hedge policy and financial derivatives

As a globally active company, the Austrian Airlines Consolidated Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy to balance any such risks internally as far as it is possible; to control net positions in a way to produce the optimum effect on net income; and to hedge open positions wherever it is deemed.

Price risk

The price risks associated with the fuel price trend – fuel expenditure represents 11.3 % of total expenses – will be partially hedged in 2001 by means of spread options contracts. These place an upper limit upon fuel expenditure, while leaving scope to profit from falling fuel prices. This increases planning security, although it cannot protect the Group from persistent, long-term price increases. In such cases, there remains no alternative to coverage other than through appropriate increases in flight revenues. In the past, sharp increases in the price of oil were normally triggered by brief crises and tended to be relatively short-term in nature. Because of this, the costs of appropriate hedging measures usually outweighed the additional negative effects that had been avoided. As a result of the altered framework conditions, the hedging facility mentioned is now of real use to Austrian Airlines (to increase planning security), even though it does involve certain hedging costs (e.g. option charges). Hedging transactions are handled centrally for all Group companies through the Group's Purchasing Division.

Credit risk

In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their dispersion worldwide. Where the agreements upon which a payment is based do not explicitly state otherwise, claims and liabilities arising between the airlines are usually settled on a bilateral basis or via a Clearing House of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment. In individual cases, a separate security may be required in the particular payment agreement for other transactions. For all other payment relationships, depending upon the type and level of the particular payment, securities may be required or credit information/references obtained. Historical data from the business relationship up until that point, in particular in relation to payment behaviour, may be used in an effort to avoid non-payment. Recognisable risks are accounted for by valuation adjustments on receivables.

The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contract partner. Since the transactions are concluded with contracting parties of the highest possible credit rating the risk of non-payment is extremely low. Loans to contracting parties of less certain credit rating are only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk

Liquidity in the Group is protected on the one hand by appropriate liquidity planning and on the other through the financing structure, high financial stocks and sufficient short-term credit facilities. Around 80 % of the interest-bearing liabilities have a due date of more than one year. The liquid funds in a broader sense total approximately EUR 300m. As a result of suitable investment strategies, no costs are allocatable to the holding of liquidity. Furthermore, open credit facilities of more than EUR 51.6m are currently available. In the wake of the events of 11 September, it was not possible to realise planned aircraft sales, and an additional deterioration in the result had to be financed. By putting back planned aircraft purchases in 2002 and the following years, the Group achieved a reduction in its future financing requirement. Despite this, the level of debt has risen in comparison to the previous year.

Interest-rate risk

In order to avoid valuation risks arising from liabilities, financing is primarily carried out using variable interest rates. In the strongly market-driven air travel business, this also provides an additional protection aspect, since interest rates are usually also lower at times of weaker competition. Interest-rate swaps are only agreed with partners of first-class creditworthiness.

Foreign currency risk

Foreign currency risks are valued from both the 'cash flow at-risk' and 'value at-risk' perspectives, and are hedged and controlled with the objective of planning security and result optimisation. From a cash flow perspective, the US dollar position is relatively neutral when holdings of dollar-dependent currencies in the Group are taken into account. Surpluses exist in yen due to ticket sales in the Japanese market.

On the assets side, the aircraft fleet represents a book value of approximately EUR 2.8 billion denominated in US dollars. According to IAS, however, aircrafts are subject to 'mark to market' valuation and therefore cannot be used to offset liabilities in dollars. The yen liabilities lead to yen cash flows on the one hand and high positive interest-rate variances in relation to the euro on the other hand. Positive interest-rate variances in relation to financing surpluses in Swiss francs also serve to balance out possible risk in the euro. Where necessary, derivative instruments will continue to be used with first-class partners for the settlement of balances or the closing of open positions.

As at 31 December 2001, hedging transactions existed using financial derivatives for the coverage of exchange rate, interest rate and fuel price fluctuations. The market values of financial derivatives as reported in the following tables correspond to the particular price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. The market values were determined on the basis of the market information available at the financial year-end. Negative signs mean a possible obligation in a sale or a realisation of the item at the financial year-end. The following currency hedging, reported according to business types, exists in relation to banks and other financial institutions.

Currency hedging

EURm	Terms to	List price at 31.12.2001	Market value 31.12.2001	Profit (+)/ Loss (−)
CHF 152.6m Forward exchange sale	max. 1st half-year 2002	102.9	100.5	−2.4
USD 72.0m Forward exchange sale	max. 1st half-year 2002	81.7	83.2	1.5
				−0.9

As at 31 December 2001, hedging deals comprising purchase options and fixed price transactions existed for 2002 and related to gas oil and jet fuel.

The market value is determined on the basis of the current financial market conditions as at 31 December of the financial year. The basis for the calculation is the average value of the particular futures and the associated volatilities on a monthly basis, as reported by a number of international banks.

Fuel price hedging

EURm	Volume (tons)	Terms to	Book value	Market value	Profit (+)/ Loss (−)
Purchase options	120,000	31.12.2002	1.0	0.5	−0.5
Fixed price transactions	150,000	31.12.2002	0.3	−1.2	−1.5
					−2.0

39 Cash Flow Statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. Financial resources include cash, cheques, deposits with banks and securities held as current assets with a maturity of less than three months. The effects from a change in the scope of consolidation are eliminated and are presented as a separate item. Financial income is presented as part of the investment activity. Dividend payments and financial costs are charged to financing activity.

Concerning the financial situation, commitments have been made by means of interim financing arrangements with a finance company associated with the manufacturer, to the effect that payments of around EUR 141m fell due in the first quarter of 2002 for investments in aircraft. The company is engaged in concrete negotiations with Exim-Bank, Washington over the long-term financing of these investments.

40 Segment reporting

In the light of the restructuring of the Group, new delimitations and allocations in segment calculation may become necessary in future.

The primary reporting format by strategic business segments for the financial year 2001 is as follows (Rheintalflug first fully consolidated as of 1 January 2001):

EURm	Scheduled service	Charter service	Complementary services	Total
Revenue	1,701.5	208.6	185.5	2,095.6
Other operating income	63.0	8.0	5.2	76.2
Operating revenue	1,764.5	216.6	190.7	2,171.8
Operating expenses	1,850.0	225.5	185.2	2,260.7
EBITDAR	181.9	28.4	9.3	219.6
Result from operating activities (EBIT)	–85.5	–8.9	5.5	–88.9
Assets	3,375.9	413.9	368.0	4,157.8
Liabilities	2,944.3	361.0	320.9	3,626.2

The primary reporting format, according to strategic business areas for the financial year 2000 is as follows (Lauda Air first incorporated as of 1.11.2000):

EURm	Scheduled service	Charter service	Complementary services	Total
Revenue	1,419.8	107.1	208.9	1,735.8
Other operating income	87.5	10.1	134.5	232.1
Operating revenue	1,507.3	117.2	343.4	1,967.9
Operating expenses	1,439.4	108.5	336.2	1,884.1
EBITDAR	283.2	32.6	77.3	393.1
Result from operating activities (EBIT)	67.9	8.7	7.2	83.8
Assets	3,303.3	380.9	504.1	4,188.3
Liabilities	2,751.0	317.2	419.8	3,488.0

The secondary reporting format by geographical segments is as follows:

EURm	2001 Linie	2001 Charter	2000 Linie	2000 Charter
Austria	65.2	0.4	45.3	0.5
Switzerland	28.0	0.1	47.8	0.1
Germany	347.0	1.6	269.8	0.9
Scandinavia	73.8	1.2	74.9	1.0
Other Western Europe	233.2	13.0	213.8	17.7
Southern and South-Eastern Europe	160.5	104.7	145.4	51.9
Central Europe	176.8	4.4	147.7	0.7
Middle East	87.0	44.1	83.9	20.7
Africa	6.0	2.4	34.8	3.1
Asia/Australia	340.6	17.8	200.8	7.8
North America	183.4	18.9	155.6	2.7
Total	**1,701.5**	**208.6**	**1,419.8**	**107.1**

41 Related party transactions

"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., within which the activities of the previously independent credit card companies Austrian Airlines-AirPlus, Diners Club Austria and Lufthansa-AirPlus Österreich were merged the preceding year, was able to strengthen its position in the Austrian market in 2001 and achieve a satisfactory commercial trend with regard to the number of its cards in circulation and its revenues. Airline catering and airport gastronomy form the core business of Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H., the leading inflight catering service provider on the Austrian market. Despite the difficult market situation in the airline environment in 2001, it was possible to sell 7.5 million meals, so keeping the reduction low compared to the preceding year, at just –1.8 %. In this way, the company was able to develop in line with the market as a whole; growth of 2.0 % was achieved in the number of guests in the restaurants of Airest. With revenue of EUR 70.0m in the financial year 2001, GULET TOUROPA Touristik is an essential customer in the charter business of the Group. The overall passenger trend at GTT was satisfactory in the past financial year.

42 Long-term contractual relationships

Star Alliance

The principles of co-operation in the Star Alliance with regard to objectives, brand usage and mutual projects are documented in a "memorandum of intent". Details of the co-operation are regulated by bilateral framework agreements with the individual members of the Star Alliance. These agreements have terms of up to ten years and regulate the particularly relevant co-operation projects, i.e. on the network, frequent flyer programme, etc. A joint venture is also in place with Lufthansa covering traffic between Austria and Germany.

DO&CO

An agreement as concluded by Lauda Air with DO&CO Partyservice und Catering AG, to exclusively supply aircraft with inflight food and other supplementary services, provides for first right of termination for Lauda Air effective as of 31 December 2009. According to the contract, the minimum annual must be 865,000 meals or minimum revenues of approximately EUR 7.3 million. A penalty of EUR 1.5 million is to be paid should these figures not be reached. The current purchase volume amounts to approximately EUR 22.0 million per year.

Lauda Italy

Essential commercial relationships in the other revenue sector of Lauda Air relate to the lease of three aircraft to Lauda Air Italy and associated maintenance. Revenue of EUR 37.9m was generated in 2001.

43 Equity reconciliation

Consolidated financial statements in compliance with IAS differ fundamentally regarding its objectives from those prepared according to the Austrian Commercial Code. In particular they require significantly improved transparency and lead to more meaningful financial information. Tax based figures are not permitted according to IAS. The accurate and appropriate information of investors is crucial under IAS. Due to the different objectives of accounting, these sometimes require different accounting principles as well as partially extended reporting requirements in the Notes. The Consolidated financial statements, prepared under IAS as of 2000, include the Balance Sheet, the Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes. The comparative figures for the previous year have also been restated under IAS. As a result, the following classification, accounting and valuation methods differ from the Austrian Accounting Principles:

Tangible and intangible assets

Under Austrian Commercial Law, depreciation and amortisation are governed by the prudence concept. IAS requires an ongoing examination of the useful lives, which usually results in longer depreciation and amortisation periods. To determine a possible depreciation requirement, IAS 36 (Impairment of Assets) requires an "impairment test". The depreciation periods have been adjusted to the generally accepted international (longer) useful lives.

Inventories

Inventories are only written down to the lower market price if the book values cannot be covered by the sale prices.

Financial assets

Current financial assets are valued at market price. Unlike Austrian Commercial Law a write up is not limited with original cost.

Foreign currency liabilities

Foreign currency liabilities are valued at the closing rate, even if this is below the level of the rate as of the date of origination. Thus every currency fluctuation immediately affects net income and avoids the build-up of hidden reserves, although every change in the exchange rate is shown in the annual result.

Provisions for employee benefits

Provisions for employee benefits (provisions for pensions and similar retirement obligations, severance payment provisions, anniversary bonus provisions) are based upon the

Projected Unit Credit Method. The discount rate is determined using the current long-term interest rate on the capital market. Furthermore future wage increases are also considered up to the expected pension age. In this way, the provision increases faster in the accumulation phase than under the method required by Austrian commercial law.

Deferred taxes

According to IAS, deferred taxes are calculated and reported under the balance sheet-oriented temporary concept. According to this, the valuations of the individual assets and liabilities on the balance sheet are compared with the appropriate tax basis. Variances in these amounts lead to temporary differences in value for which deferred tax assets or deferred tax liabilities are to be recognised regardless when such differences cease to exist. According to IAS, these should be accounted for in the balance sheet, whereas under the Austrian Commercial Code an option to choose exists in the individual account for the valuation of deferred tax assets. According to the Austrian Commercial Code, deferred taxes are only admissible as a consequence of temporary differences between the result according to statutory accounts and the profit to be determined according to tax regulations, insofar as there has been actual tax expenditure before tax-related loss carry forward. According to the Austrian Commercial Code, it is not admissible to recognise deferred tax assets resulting from tax loss carry forwards.

Other provisions

According to IAS, the valuation of provisions is based upon different criteria in relation to the payment obligation and probability of occurrence on which they are based. The valuation is to be determined according to the most likely probability of occurrence and not – as under Austrian commercial law – according to the principle of commercial prudence. Expenditure provisions are possible under Austrian Commercial Code, while they are not allowed according to IAS.

Extended duty of disclosure

IAS requires, in order to give a true and fair view of the financial statements, additional information to Balance Sheet, Income Statement, Cash Flow Statement and the Statement of Changes in Shareholders' Equity in the Notes. Further disclosure requirements exist especially in respect to commercial segments, associated companies and derivative financial instruments, which are not provided for under Austrian commercial law.

34 Supervisory Board and Board of Management

Members of the Board of Management and the Supervisory Board are listed on pages 6 and 7 of this report. Total remuneration for the current members of the Board of Management amounted to EUR 1.192.569 for the current year. In 2001 EUR 580,496 were paid out to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board received attendance fees and compensation for expenses totalling EUR 70,129.

35 Earnings per share, Proposed Allocation of Profit

Earnings per share are determined as the quotient from the net profit for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2001	2000
Net loss/profit for the year in EURm	−166.0	52.9
Weighted average number of ordinary shares outstanding during the period	34,000,000	34,000,000
Earnings per share in EUR	−4.88	1.56

There were no shares or other instruments outstanding at 31 December 2001 or 2000, which could have a potential dilutive effect on earnings per share.

According to the provisions of the Austrian Stock Corporation Act, the financial statements of Austrian Airlines Österreichische Luftverkehrs-AG to 31 December 2001, set up in compliance with Austrian Accounting Principles, form the basis for the dividend payment. These financial statements show a balanced balance sheet result. A dividend payment is therefore not possible.

46 Subsequent events after the balance sheet date

In February, far-reaching agreement was reached with staff over the measures agreed with staff councils for the reduction of personnel costs. The measures were overwhelmingly confirmed in ballots held at all the airlines in the Group.

In February 2002, one aircraft of type Canadair RJ was delivered to Tyrolean Airways, and in March 2002 one aircraft of type B737 and one B777 were transferred to Lauda Air.

Vienna, 20 March 2002

Board of Management

Vagn Soerensen

Walter Bock

Josef Burger

Thomas Kleibl

Auditor's Report

"We have audited the accompanying consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs AG (Austrian Airlines Group) as of 31 December 2001 and 31 December 2000 comprised of the consolidated Balance Sheet as of 31 December 2001 and 31 December 2000, the Income Statement, Statement of Changes in Shareholders' Equity, Cash flow Statement and Notes for the years then ended.

These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view in all material respects of the financial position of Austrian Airlines Group as of 31 December 2001 and 31 December 2000, and of the results of its operations and its cash flows for the years then ended in accordance with the International Accounting Standards (IAS).

Under Austrian Law (Sect. 245 a Austrian Commercial Code), an audit of the Group Management Report has to be conducted and it has to be certified whether the legal requirements for the exemption from the preparation of consolidated accounts according to Austrian law are met. We confirm that the Group Management Report for Austrian Airlines Group is consistent with the consolidated financial statements and we further certify that the legal requirements for the exemption from the preparation of consolidated accounts according to Austrian Law are met."

Vienna, 21 March 2002

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Erich Kandler m.p.
Certified Public Accountant

Harald Breit m.p.
Certified Public Accountant

Deloitte & Touche

Report of the Supervisory Board

During the financial year 2001, the Supervisory Board held seven plenary meetings at which the company's position, the development of business and planning issues were dealt with, the relevant reports of the Board of Management received, and the necessary resolutions passed. In this manner, the management of the company was under constant review.

The financial statements of the Austrian Airlines AG and the consolidated financial statements which are both the responsibility of the Management Board, both as of 31 December 2001, have been audited in conjunction with the Board's Management Report by the appointed auditors, "Österreichische Wirtschaftsberatung GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft" who have issued an unqualified audit opinion. The Supervisory Board has no objections to the Management Report and has approved and thus adopted the financial statements in accordance with § 125, par 3 of the Austrian Companies Act. The Supervisory Board has also approved the consolidated accounts and group Management Report drawn up in accordance with § 245a in conjunction with § 246 of the Commercial Code, whereby said documents are deemed to be officially adopted.

The Supervisory Board would like to thank and pay tribute to the Board of Management and all group employees for their work in the financial year 2001.

Vienna, April 2002

Johannes Ditz m.p.
Chairman

Equity Interests

At the balance sheet date, Austrian Airlines Österreichische Luftverkehrs-AG held a minimum equity interest of 20 % in the following companies, either directly or through AUA Beteiligungen GmbH:

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR 000	Net profit/loss for the year in EUR 000	Method of inclusion in consolidated accounts	Remarks
AUA Beteiligungen Gesellschaft m.b.H., Vienna	100	14,097	3,229[1]	KV	
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	107,310	16,623	KV	
Tyrolean Airways, Tiroler Luftfahrt Aktiengesellschaft, Innsbruck	100	111,229	25,218[1]	KV	
Rheintalflug Vorarlberger Luftfahrt GmbH, Bregenz	100	1,130	−1,038	KV	
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H., Vienna	100	139	968[1]	KV	
AUA Versicherungs-Service Gesellschaft m.b.H., Vienna	100[2]	40	728	KV	
Charter Marketing Lauda – Austrian GmbH, Vienna-Schwechat	99.51	164	80	KV	
Lauda Air AG, Vienna-Schwechat	99.03[6]	8,996	−51,666	KV	
UIA Beteiligungsgesellschaft m.b.H., Vienna	77.78[2]	7,897	1,0	KV	
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[2]	410	47	KV	
TRAVIAUSTRIA Datenservice für Reise und Touristik Gesellschaft m.b.H., Vienna	65[2]	3,651	1,060	KV	
AVICON Aviation Consult Gesellschaft m.b.H., Vienna	60[2]	182	63	KV	
Airest Restaurant- und Hotelbetriebs-gesellschaft m.b.H., Schwechat	35[2]	8,704	3,565	KE	
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[2]	8,846	1,062	KE	
GTT Holding GmbH, Vienna	25[2]	8,949	7	KE	
GULET TOUROPA Touristik GmbH, Vienna	100[5]	4,275	3,346	KE	
TUI Austria Reiseveranstaltungs-GmbH, Vienna	25[2]	−445	472	KE	
TRAVIDATA (UK) Limited, London	100[2]	3[3]	[4]	K0	7
TRAVIDATA, Inc., New York	100[2]	299[3]	[4]	K0	7
Austrian Holidays Ltd., London	50[2]	102	10	K0	7
Austrian Airlines Airport Retail Company Handelsgesellschaft mbH, Vienna-Schwechat	40[2]	40	8	K0	7
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen near Graz	26[2]	161	−44	K0	7

1) Result transferred to Austrian Airlines on basis of profit and loss transfer agreement with Austrian Airlines
2) Holding held by AUA Beteiligungen GmbH
3) Book value as at 31.12.2001 at AUA Beteiligungen GmbH
4) Net profit for the year not yet established; asset-management activity only
5) Holding held by GTT Holding GmbH
6) 2.67 % of holding held by Austrian Airlines Lease and Finance Company
7) Not consolidated due to minor significance

KV Included in full in the consolidated accounts
KE Included "at equity" in the consolidated accounts
K0 Not Included in the consolidated accounts

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Lauda Air, Tyrolean Airways, Rheintalflug and other Group companies (scope of consolidation for IAS); in marketing terms, umbrella brand for Austrian Airlines, Lauda Air, Tyrolean Airways and Rheintalflug
Available seat kilometers (ASK)	Total of seats available times the distance travelled
Available ton kilometers (ATK)	Weight capacity available in tons times distance travelled
Blocked Space Agreement	Agreement regarding the purchase of a fixed block of seats on a flight from another carrier; these seats are then marketed and sold by the purchaser
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Cash-like items	Cash in hand, checks, bank balances and securities
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt)
Code sharing agreement	Agreement under which at least one of the Airline Designator Codes on a flight is different from the one used by the operating carrier
EBIT	Result from operating activities
EBITDAR	EBIT before depreciation and rentals
EBIT **margin**	Result from operating activities in relation to revenues
Hub	Airport functioning as a central transfer point of an airline
IATA	International Air Transport Association
Net Gearing	Long term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity
Network	Route network of an airline

Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100 / ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK)
Return on Capital Employed (ROCE)	NOPAT (=EBIT minus taxes) in relation to Capital Employed (=shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (=assets at acquisition cost minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Number of seats sold (passengers carried) times the distance travelled
Revenue ton kilometers (RTK)	Weight capacity sold in tons times the distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long haul flight)
WACC	Weighted average cost of capital
Yield	Passenger flight revenue from scheduled services in relation to scheduled RPK

Imprint

Publisher: Austrian Airlines, Fontanastrasse 1, A-1107 Vienna
Editorial Advice: be.public Advertising and Financial Communications, A-1030 Vienna
Design: Alexander Rendi (graphic design), be.public (concept) and
Austrian Airlines Corporate Identity
Production: Eurografik®, A-1230 Vienna
Photos: Lukas Beck, Alexander Rendi and Austrian Airlines

Member of

IATA

Contacts

Investor Relations
Karl H. Knezourek
Phone: +43 (0)5 1766-3642
Fax: +43 (0)5 1766-3333
e-mail: investor.relations@aua.com
Internet: http://www.aua.com

Communications
Hannes Davoras
Phone: +43 (0)5 1766-1230
Fax: (+43 1) 688 65 26
e-mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Phone: +43 (0)5 1766-0
Fax: (+43 1) 688 55 05
Internet: http://www.aua.com

Reservation and Information
Phone: +43 (0)5 1789